                                                     Registration No. 333-_____

      As Filed with the Securities and Exchange Commission on December ___, 1998

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
              SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                       N-8B-2

A.   Exact name of trust: Sun Life of Canada (U.S.) Variable Account I

B.   Name of depositor: Sun Life Assurance Company of Canada (U.S.)

C.   Complete address of depositor's principal executive offices:

          One Sun Life Executive Park
          Wellesley Hills, Massachusetts 02481

D.   Name and complete address of agent for service:

          Ellen B. King
          Secretary
          Sun Life Assurance Company of Canada (U.S.)
          One Sun Life Executive Park
          Wellesley Hills, Massachusetts 02481

     Copies to:

          Michael Berenson, Esq.
          Jorden Burt Boros Cicchetti Berenson & Johnson LLP
          Suite 400 East
          1025 Thomas Jefferson St. N.W.
          Washington, D.C. 20007-0805

E.   Title and amount of securities being registered:

          Flexible Premium Combination Fixed and Variable Life Insurance
          Policies.

          Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Combination Fixed and Variable Life Insurance Policies is being registered under the Securities Act of 1933.

F.   Approximate date of proposed public offering:

          As soon as practicable after the effective date of this Registration Statement.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                      RECONCILIATION AND TIE BETWEEN
                        FORM N-8B-2 AND PROSPECTUS

ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
-----------              ---------------------

     1.                  Cover page

     2.                  Cover page

     3.                  Not applicable

     4.                  Sun Life Assurance Company of Canada (U.S.);
                         Distribution of Policy

     5.                  Summary of Policy -- The Variable Account

     6.                  The Variable Account

     7.                  Not required by Form S-6

     8.                  Not required by Form S-6

     9.                  Other Information -- Legal Proceedings

     10.                 Summary of Policy; The Funds; About the Policy; Voting
                         Rights

     11.                 Summary of Policy; The Funds

     12.                 Summary of Policy; The Funds

     13.                 About the Policy -- Charges and Deductions;
                         Distribution of Policy; Federal Income Tax
                         Considerations

     14.                 About the Policy -- Policy Application, Issuance and
                         Initial Premium

     15.                 About the Policy -- Premium Payments

     16.                 The Funds; About the Policy -- Premium Payments

     17. Summary; About the Policy -- Account Value, -- Surrenders and Surrender Charges, -- Free Look Period

     18.                 The Funds; About the Policy -- Charges and Deductions;
                         Federal Income Tax Considerations

     19.                 Other Policy Provisions -- Reports to Owner

     20.                 Not applicable

     21.                 About the Policy -- Policy Loans

     22.                 Not applicable

     23.                 Our Directors and Executive Officers

     24.                 Other Policy Provisions -- Assignments

     25.                 Sun Life Assurance Company of Canada (U.S.)

     26.                 Not applicable

     27.                 Sun Life Assurance Company of Canada (U.S.)

     28. Sun Life Assurance Company of Canada (U.S.); Our Directors and Executive Officers

     29.                 Sun Life Assurance Company of Canada (U.S.)

     30.                 Not applicable

     31.                 Not applicable

     32.                 Not applicable

     33.                 Not applicable

     34.                 Not applicable

     35.                 Distribution of Policy

     36.                 Not required by Form S-6

     37.                 Not applicable

     38.                 Distribution of Policy

     39.                 Sun Life Assurance Company of Canada (U.S.);
                         Distribution of Policy

     40.                 Not applicable

     41.                 Sun Life Assurance Company of Canada (U.S.);
                         Distribution of Policy

     42.                 Not applicable

     43.                 Not applicable

     44.                 About the Policy -- Premium Payments

     45.                 Not applicable

     46.                 About the Policy -- Account Value

     47.                 The Funds

     48.                 Cover page; Sun Life Assurance Company of Canada (U.S.)

     49.                 Not applicable

     50.                 The Variable Account

     51. Summary of Policy; Sun Life Assurance Company of Canada (U.S.); About the Policy

     52.                 The Funds

     53.                 Federal Income Tax Considerations

     54.                 Not applicable

     55.                 Not applicable

     56.                 Not required by Form S-6

     57.                 Not required by Form S-6

     58.                 Not required by Form S-6

     59.                 Not required by Form S-6

                                PART I

 [SUN LIFE OF CANADA LOGO]
                                                                      PROSPECTUS

                  SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I
   A FLEXIBLE PREMIUM COMBINATION FIXED AND VARIABLE UNIVERSAL LIFE INSURANCE
                                     POLICY

    This prospectus describes the variable portions of a combination fixed and variable universal life insurance policy (the "POLICY") issued by Sun Life Assurance Company of Canada (U.S.) ("WE" or "US"). The Policy allows "YOU," the policyowner, within certain limits to:

    - choose the type and amount of insurance coverage you need and increase or decrease that coverage as your insurance needs change;

    - choose the amount and timing of premium payments;

    - allocate premium payments among 29 investment options (including 28 variable investment options and one fixed account investment option) and transfer Account Value among available investment options as your investment objectives change; and

    - access your Policy's Account Value through loans and partial or total surrenders.

    This prospectus contains important information you should understand before purchasing a Policy. We use certain special terms which are defined in Appendix
A. You should read this prospectus carefully and keep it for future reference.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                          ONE SUN LIFE EXECUTIVE PARK
                      WELLESLEY HILLS, MASSACHUSETTS 02481
                                 (781) 237-6030

                                           , 1998

                    VARIABLE SUB-ACCOUNT INVESTMENT OPTIONS

    The assets of the Variable Account are divided into 28 variable Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of the following mutual funds or series thereof (the "Funds").

DREYFUS VARIABLE INVESTMENT FUND

  Dreyfus Index (S&P 500)

  Dreyfus Small Cap Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

  VIP Growth Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

  VIP II Contrafund Portfolio

  VIP II Asset Manager: Growth Portfolio

GOLDMAN SACHS VARIABLE INSURANCE TRUST

  Goldman Sachs CORE Large Cap
    Growth Fund

Goldman Sachs CORE Small Cap
    Equity Fund

Goldman Sachs CORE U.S. Equity Fund

Goldman Sachs International Equity Fund

J.P. MORGAN SERIES TRUST II

  International Opportunities Portfolio

  Small Company Portfolio

MFS/SUN LIFE SERIES TRUST

  Capital Appreciation Series

  Conservative Growth Series

  Emerging Growth Series

  Government Securities Series

  High Yield Series

  Research Series

  Total Return Series

NEUBERGER & BERMAN

ADVISERS MANAGEMENT TRUST

  Mid Cap Growth Portfolio

  Partners Portfolio

OCC ACCUMULATION TRUST

  Mid Cap Portfolio

  Small Cap Portfolio

SUN CAPITAL FUNDS

  Sun Capital Investment Grade Bond Fund

  Sun Capital Money Market Fund

  Sun Capital Real Estate Fund

WARBURG PINCUS TRUST

  International Equity Portfolio

  Post-Venture Capital Portfolio

  Small Company Growth Portfolio

                              FIXED ACCOUNT OPTION

    We periodically credit interest on amounts allocated to the fixed account option at an effective annual rate guaranteed to be at least 3%.

                               TABLE OF CONTENTS

TOPIC                                                                                                           PAGE
-----------------------------------------------------------------------------------------------------------     -----
Summary of Policy..........................................................................................           1
Sun Life Assurance Company of Canada (U.S.)................................................................           4
The Variable Account.......................................................................................           4
The Funds..................................................................................................           5
Expenses of the Funds......................................................................................           9
Our General Account........................................................................................           9
About the Policy...........................................................................................          10
  Policy Application, Issuance and Initial Premium.........................................................          10
  Free Look Period.........................................................................................          11
  Premium Payments.........................................................................................          11
    Premium................................................................................................          11
    Net Premiums...........................................................................................          12
    Allocation of Net Premium..............................................................................          12
    Planned Periodic Premiums..............................................................................          12
  Death Benefit............................................................................................          13
  Changes in Specified Face Amount.........................................................................          14
    Minimum Changes........................................................................................          14
    Increases..............................................................................................          14
    Decreases..............................................................................................          14
  Surrenders and Surrender Charges.........................................................................          14
  Partial Surrender........................................................................................          16
  Policy Loans.............................................................................................          16
  Investment Programs......................................................................................          17
    Dollar Cost Averaging..................................................................................          17
    Asset Allocation.......................................................................................          17
  Transfers Between Sub-Accounts...........................................................................          17
  Account Value............................................................................................          18
    Variable Account Value.................................................................................          18
    Net Investment Factor..................................................................................          19
    Fixed Account Value....................................................................................          20
    Insufficient Value.....................................................................................          21
    Minimum Premium Test (No-Lapse Guarantee)..............................................................          21
    Grace Period...........................................................................................          21
    Splitting Units........................................................................................          22
  Charges and Deductions...................................................................................          22
    Expense Charges Applied to Premium.....................................................................          22
    Mortality and Expense Risk Charge......................................................................          22
    Monthly Expense Charge.................................................................................          22
    Monthly Cost of Insurance..............................................................................          22
    Monthly Cost of Insurance Rates........................................................................          23
    Basis of Computation...................................................................................          23
  Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates.......................................          23
  Maturity Date Extension..................................................................................          24
  Supplemental Benefits....................................................................................          24
    Accelerated Benefits Rider.............................................................................          24
    Accidental Death Benefit Rider.........................................................................          25
    Waiver of Monthly Deductions Rider.....................................................................          25
    Waiver of Stipulated Premium Amount Rider..............................................................          27
  Termination of Policy....................................................................................          28
  Reinstatement............................................................................................          28

TOPIC                                                                                                           PAGE
-----------------------------------------------------------------------------------------------------------     -----
  Deferral of Payment......................................................................................          29
  Rights of Owner..........................................................................................          29
  Rights of Beneficiary....................................................................................          30
  Other Policy Provisions..................................................................................          30
    Addition, Deletion or Substitution of Investments......................................................          30
    Entire Contract........................................................................................          30
    Alteration.............................................................................................          30
    Modification...........................................................................................          31
    Assignments............................................................................................          31
    Nonparticipating.......................................................................................          31
    Misstatement of Age or Sex (Non-Unisex Policy).........................................................          31
    Suicide................................................................................................          31
    Incontestability.......................................................................................          31
    Report to Owner........................................................................................          32
    Illustrations..........................................................................................          32
Performance Information....................................................................................          32
    Portfolio Performance..................................................................................          32
    Adjusted Portfolio Performance.........................................................................          32
    Policy Illustrations...................................................................................          33
    Other Information......................................................................................          33
Federal Income Tax Considerations..........................................................................          34
  Tax Status of the Policy.................................................................................          34
  Diversification of Investments...........................................................................          34
  Tax Treatment of Policy Benefits.........................................................................          35
    Life Insurance Death Benefit Proceeds..................................................................          35
    Tax Deferred Accumulation..............................................................................          35
    Distributions..........................................................................................          35
    Modified Endowment Contracts...........................................................................          35
    Distributions Under Modified Endowment Contracts.......................................................          36
    Distributions Under a Policy That Is Not a MEC.........................................................          36
    Policy Loan Interest...................................................................................          37
    Multiple Policies......................................................................................          37
    Federal Income Tax Withholding.........................................................................          37
  Our Taxes................................................................................................          37
Distribution of Policy.....................................................................................          37
Voting Rights..............................................................................................          38
Our Directors and Executive Officers.......................................................................          39
Other Information..........................................................................................          42
  State Regulation.........................................................................................          42
  Legal Proceedings........................................................................................          42
  Experts..................................................................................................          42
  Accountants..............................................................................................          43
  Registration Statements..................................................................................          43
  Year 2000 Compliance.....................................................................................          43
Financial Statements.......................................................................................          44
Appendix A--Glossary of Policy Terms.......................................................................          45
Appendix B--Fees and Expenses of the Funds.................................................................          47
Appendix C--Table of Death Benefit Percentages.............................................................          49
Appendix D--Sample Hypothetical Illustrations..............................................................          50

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE THE OFFERING WOULD NOT BE LAWFUL. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                                           SUMMARY OF POLICY

                       FREE LOOK PERIOD

                           You may return your Policy to us for any reason and
                       receive a refund within the later of 45 days after you sign the Policy Application or the 20-day period, or such longer period as required by applicable state law, beginning when you receive your Policy.

                       PREMIUM PAYMENTS

                       - You must make a minimum initial premium payment whose
                         amount will vary based on various factors, including your age and the death benefit you select.

                       - Thereafter, you choose the amount and timing of premium
                         payments, within certain limits.

                       - You may allocate your net premium payments among the
                         Policy's available investment options.

                       DEATH BENEFIT

                       - You have a choice of three death benefit options--

 The SPECIFIED FACE    - the Specified Face Amount;
 AMOUNT is the         - the sum of the Specified Face Amount and the Account
 minimum amount of     Value of your Policy; or
 life insurance        - the sum of the Specified Face Amount and premiums paid
 coverage specified    under your Policy.
 in your Policy.

                       - For each option, the death benefit may be greater if
                         necessary to satisfy federal tax laws.

                       - After the first Policy Year, you may:

                           - change your death benefit option;

                           - increase the Specified Face Amount, subject to
                             satisfactory evidence of insurability; or

                           - decrease the Specified Face Amount, provided that
                             the Specified Face Amount after the decrease may not be less than an amount we specify in your Policy.

                       THE VARIABLE ACCOUNT

                       - We have established a variable separate account to fund
                         the variable benefits under the Policy.

                       - The assets of the variable separate account are
                         insulated from the claims of our general creditors.

                       INVESTMENT OPTIONS

                       - You may allocate your net premium payments among the 28
                         variable Sub-Accounts and the fixed account option listed on the front cover of this prospectus.

                       - Each Sub-Account invests exclusively in shares of a
                         mutual fund portfolio.

                       - You may transfer amounts from one Sub-Account to
                         another or to the Fixed Account Value, subject to any limits that may be imposed by the Funds.

                       - You may transfer amounts from the fixed account option,
                         subject to our rules as they may exist from time to time.

                       SUPPLEMENTAL BENEFITS

                       - The following riders are available--

                           - accelerated benefits;

                           - accidental death benefit;

                           - waiver of monthly deductions; and

                           - waiver of stipulated premium amount.

                       - We will deduct the cost, if any, of the rider(s) from
                         your Policy's Account Value on a monthly basis.

                       ACCESSING YOUR POLICY'S ACCOUNT VALUE

                       - You may borrow from us using your Account Value as
                         collateral. Loans may be taxable events if your Policy is a "modified endowment contract" for federal income tax purposes and you have had positive net investment performance.

 CASH SURRENDER VALUE  - You may surrender your Policy for its Cash Surrender
 is Account Value      Value. If you surrender your Policy during the
 minus any surrender     "surrender charge period," we will deduct any
 charges, any other      applicable surrender charges.
 accrued and unpaid    - You may make a partial surrender of some of your
 policy charges, and   Policy's Cash Surrender Value after the Policy has been
 the amount of any       in force for one year.
 Policy Debt.

 The SURRENDER CHARGE - A partial surrender may cause a decrease in the PERIOD ends 10 years Specified Face Amount of your Policy, depending on your
 after you purchase      death benefit option.
 or increase the       - A partial surrender may result in the deduction of
 Specified Face        surrender charges if it occurs during the surrender
 Amount of your          charge period.
 Policy.

                       ACCOUNT VALUE

 ACCOUNT VALUE is the  - Your Policy's Account Value will reflect--
 sum of the amounts    - the premiums you pay;
 in each Sub-Account   - the investment performance of the Sub-Accounts you
 and the Fixed         select, or the interest credited in the fixed account
 Account Value with      option;
 respect to your       - any loans or partial surrenders; and
 Policy.               - the charges we deduct under the Policy.

                       POLICY CHARGES AND DEDUCTIONS

                       - CHARGES AGAINST PREMIUMS--We will deduct a 3% charge
                         from your premium payments for sales load and our federal tax obligations. We will also deduct the applicable local and state premium taxes.

                       - MONTHLY DEDUCTIONS--At the beginning of each Policy
                         Month, we will deduct from your Policy's Account Value charges for:

                           - mortality and expense risks we assume by issuing
                             your Policy in an amount not to exceed 0.90% annually of the Variable Account, currently the charge is 0.80% in Policy Years 1 through 10 and 0.50% thereafter;

                           - the cost of insurance;

                           - supplemental benefits you choose to add to your
                             Policy; and

                           - the administration of your Policy: $8.00 each
                             Policy Year.

                       - SURRENDER CHARGES--If you surrender your Policy in full
                         or in part within the first 10 Policy Years or the 10 Policy Years following an increase in Specified Face Amount, we will deduct a surrender charge.

                       FEES AND EXPENSES OF THE FUND PORTFOLIOS

                           You will indirectly bear the costs of investment
                       management fees and expenses paid from the assets of the mutual fund portfolios you select.

                       WHAT IF CHARGES AND DEDUCTIONS EXCEED ACCOUNT VALUE?

                       - Unless the minimum premium test has been met, your
                         Policy will terminate if your Account Value at the beginning of any Policy Month is insufficient to pay all charges and deductions then due.

                       - We will send you notice and allow you a 61 day Grace
                         Period.

                       - If, within the Grace Period, you do not make a premium
                         payment sufficient to cover all accrued and unpaid charges and deductions, your Policy will terminate at the end of the Grace Period without further notice.

                       MINIMUM PREMIUM TEST (NO-LAPSE GUARANTEE)

                           Your insurance coverage will remain in force during
                       the first five Policy Years even if your Policy's Account Value is insufficient to keep the Policy in force, provided that you have met certain minimum premium requirements.

                       REINSTATEMENT

                           If your Policy terminates due to insufficient value,
                       we will reinstate it within five years at your request, subject to certain conditions.

                       MATURITY

                           Your Policy will terminate when the insured reaches
                       Attained Age 100. If the insured is living and your Policy is in force on the Maturity date, your Policy's Cash Surrender Value will be payable to you.

                       MATURITY EXTENSION

                           The Maturity date may be extended at your request.
                       The death benefit will be your Account Value on the date of the insured's death.

                       FEDERAL TAX CONSIDERATIONS

                           Your purchase of, and transactions under, your Policy
                       may have tax consequences that you should consider before purchasing a Policy. You may wish to consult a tax adviser. In general, the beneficiary will receive Policy Proceeds without there being taxable income. Increases in Account Value will not be taxable as earned, although there may be income tax due on a full or partial surrender of your Policy.

                              SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

 We are an indirect,   Sun Life Assurance Company of Canada (US) ("Sun Life of
 wholly-owned          Canada (U.S.)") is a stock life insurance company
 subsidiary of Sun     incorporated under the laws of Delaware on January 12,
 Life Assurance        1970. We are authorized to do business in forty- eight
 Company of Canada, a states, the District of Columbia and Puerto Rico, and Canadian mutual life anticipate that we will eventually be authorized to do
 insurance company.    business in all states except New York. We issue
                       individual and group life insurance policies and annuity contracts.

                           Sun Life of Canada (U.S.) is an indirect,
                       wholly-owned subsidiary of Sun Life Assurance Company of Canada, a Canadian mutual life insurance company located at 150 King Street West, Toronto, Ontario, Canada.

                                         THE VARIABLE ACCOUNT

                           We established "Sun Life of Canada (U.S.) Variable
                       Account I" (the "Variable Account") in accordance with Delaware law on December 1, 1998. The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.

                           We own the assets of the Variable Account. The
                       income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

 The assets of the     We will at all times maintain assets in the Variable
 Variable Account are  Account with a total market value at least equal to the
 insulated from our    reserves and other liabilities relating to the variable
 general liabilities.  benefits under all policies participating in the
                       Variable Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those policies are, however, our general corporate obligations.

 The Variable Account  The Variable Account is registered with the Securities
 is registered with    and Exchange Commission (the "SEC") under the Investment
 the SEC.              Company Act of 1940 ("1940 Act") as a unit investment
                       trust. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable
                       Account.

 The Variable Account The Variable Account is divided into 28 Sub-Accounts. has 28 Sub-Accounts. Each Sub- Account invests exclusively in shares of a
 Each Sub-Account      corresponding investment portfolio of a registered
 invests exclusively   investment company (commonly known as a mutual fund). We
 in shares of a        may in the future add new or delete existing
 single mutual fund    Sub-Accounts. The income, gains or losses, realized or
 portfolio.            unrealized, from assets allocated to each Sub- Account
                       are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be used to purchase shares of the corresponding mutual fund. The Sub-Accounts will at all times be fully invested in mutual fund shares.

                                               THE FUNDS

 The Fund              The Policy offers a number of Fund options, which are
 Prospectuses have     briefly discussed below. Each Fund is a mutual fund
 more information      registered under the 1940 Act, or a separate series of
 about the Funds, and shares of such a mutual fund. More comprehensive infor-may be obtained from mation, including a discussion of potential risks, is
 us without charge.    found in the current prospectuses for the Funds (the
                       "Fund Prospectuses"). The Fund Prospectuses should be
                       read in connection with this prospectus. A copy of each
                       Fund Prospectus may be obtained without charge by
                       calling [          ], or writing to Sun Life Assurance
                       Company of Canada (U.S.), [            ].

                           The Funds currently available are:

                       DREYFUS VARIABLE INVESTMENT FUND (advised by The Dreyfus Corporation)

                           DREYFUS INDEX (S&P 500) PORTFOLIO seeks to match the
                       performance of the Standard & Poor's 500 Composite Stock Price Index.

                           DREYFUS SMALL CAP PORTFOLIO seeks to maximize capital
                       appreciation by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND ("VIP FUND") (advised by Fidelity Management & Research Company ("FMR"); affiliates of FMR may assist it in the choosing of investments for the VIP Fund)

                           VIP GROWTH PORTFOLIO seeks capital appreciation.
                       Portfolio purchases normally will be common stocks of both smaller, less-known companies and well-known, established companies although the investments are not restricted to any one type of security. Dividend income will only be considered if it might have an effect on stock values.

                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II ("VIP FUND II") (advised by FMR; affiliates of FMR may assist it in the choosing of investments for the VIP Fund II)

                           VIP II CONTRAFUND PORTFOLIO seeks long-term capital
                       appreciation. Portfolio purchases will normally be common stock and securities convertible into common stock of companies believed to be undervalued due to an overly pessimistic appraisal by the public.

                           VIP II ASSET MANAGER: GROWTH PORTFOLIO seeks maximum
                       total return over the long-term by allocating assets among stocks, bonds and short-term instruments in the U.S. and abroad.

                       GOLDMAN SACHS VARIABLE INSURANCE TRUST (advised by Goldman Sachs Asset Management, a separate operating division of Goldman, Sachs & Co., except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, an affiliate of Goldman, Sachs & Co.)

                           GOLDMAN SACHS CORE LARGE CAP GROWTH FUND seeks
                       long-term growth of capital through a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

                           GOLDMAN SACHS CORE SMALL CAP EQUITY FUND seeks
                       long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.

                           GOLDMAN SACHS CORE U.S. EQUITY FUND seeks long-term
                       growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

                           GOLDMAN SACHS INTERNATIONAL EQUITY FUND seeks
                       long-term capital appreciation through investments in equity securities of companies that are organized outside the U.S. or whose securities are principally traded outside the U.S.

                       J.P. MORGAN SERIES TRUST II (advised by J.P. Morgan Investment Management Inc.)

                           J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO
                       seeks to provide a high total return from a portfolio of equity securities of foreign corporations.

                           J.P. MORGAN SMALL COMPANY PORTFOLIO seeks to provide
                       a high total return from a portfolio of equity securities of small companies.

                       NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST (advised by Neuberger & Berman Management Inc.)

                           MID CAP GROWTH PORTFOLIO seeks capital appreciation
                       by investing in a diversified portfolio of common stocks believed by Neuberger & Berman Management Inc. to have the maximum potential for long-term above-average capital appreciation. Although the portfolio will invest primarily in the common stocks of medium capitalization companies, investments may be made in the securities of larger, widely traded companies as well as smaller, less well-known companies.

                           PARTNERS PORTFOLIO seeks capital growth through an
                       investment approach that is designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earning ratios, consistent cash flow, and support from asset values.

                       OCC ACCUMULATION TRUST (advised by OpCap Advisors)

                           MID CAP PORTFOLIO seeks long-term capital
                       appreciation through investment in a diversified portfolio of equity securities. The portfolio will invest primarily in companies with market capitalizations of between $500 million and $5 billion.

                           SMALL CAP PORTFOLIO seeks capital appreciation
                       through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

                       SUN CAPITAL FUNDS (advised by Sun Capital Advisers, Inc.)

                           SUN CAPITAL INVESTMENT GRADE BOND FUND seeks high
                       current income consistent with relative stability of principal. It invests primarily in investment grade bonds including those issued by U.S. and foreign companies, the U.S. government and its agencies, foreign governments and multinational organizations. At least 80% of the assets in the portfolio are in investment grade securities.

                           SUN CAPITAL MONEY MARKET FUND seeks to maximize
                       current income, maintain liquidity and preserve capital. It invests exclusively in high quality U.S. dollar-denominated money market securities, with ratings in the two highest short-term rating categories or equivalent quality for unrated securities, and an average dollar weighted portfolio maturity of 90 days or less.

                           SUN CAPITAL REAL ESTATE FUND seeks long-term capital
                       growth as a primary objective, and current income and growth of income as a secondary objective. It invests at least 80% of its assets in securities of real estate investment trusts (REITs) and other real estate companies. The fund generally focuses its investments in equity REITs, which invest most of their assets directly in U.S. or foreign real estate property, receive most of their income from rents and may also realize gains by selling appreciated property.

                       MFS/SUN LIFE SERIES TRUST (advised by Massachusetts Financial Services Company, an affiliate of Sun Life of Canada (U.S.))

                           CAPITAL APPRECIATION SERIES seeks capital
                       appreciation by investing in securities of all types, with a major emphasis on common stocks.

                           CONSERVATIVE GROWTH SERIES seeks long-term growth of
                       capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth and a smaller proportion of its assets in securities whose principal characteristic is income production.

                           EMERGING GROWTH SERIES seeks long-term growth of
                       capital by investing primarily (I.E., at least 80% of its assets under normal circumstances) in common stocks of emerging growth companies. Emerging growth companies include companies that MFS believes are early in their life cycle but which have the potential to become major enterprises. Dividend and interest income from portfolio securities, if any, is incidental to its objective of long-term growth of capital.

                           GOVERNMENT SECURITIES SERIES seeks current income and
                       preservation of capital by investing in U.S. Government and U.S. Government-related Securities.

                           HIGH YIELD SERIES seeks high current income and
                       capital appreciation by investing primarily in fixed income securities of United States and foreign issuers which may be in the lower rated categories or unrated (commonly known as "junk bonds") and may include equity features. The series may invest up to 100% of its assets in these securities, which generally involve greater risks, including volatility of price, risk to principal and income, default risks and less liquidity, than securities in the higher rated categories.

                           RESEARCH SERIES seeks to provide long-term growth of
                       capital and future income.

                           TOTAL RETURN SERIES seeks primarily to obtain
                       above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income. Assets will be allocated and reallocated from time to time between money market, fixed income and equity securities. Under normal market conditions, at least 25% of the series' assets will be invested in fixed income securities and at least 40% and no more than 75% of its assets will be invested in equity securities.

                       WARBURG PINCUS TRUST (advised by Warburg Pincus Asset Management, Inc. ("Warburg"); with respect to the Post-Venture Capital Portfolio, Warburg has retained Abbott Capital Management, L.P. regarding investments in private limited partnerships or other investment funds.)

                           INTERNATIONAL EQUITY PORTFOLIO seeks long-term
                       capital appreciation by investing in equity securities of non-U.S. issuers.

                           POST-VENTURE CAPITAL PORTFOLIO seeks long-term growth
                       of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy.

                           SMALL COMPANY GROWTH PORTFOLIO seeks capital growth
                       by investing in equity securities of small-sized domestic companies.

                           The Funds may also be available to separate accounts
                       offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

                                         EXPENSES OF THE FUNDS

                           Fund shares are purchased at net asset value, which
                       reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities. Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Fund.

                           The Fund expenses shown above are assessed at the
                       Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account. The Fund expenses are shown in Appendix B.

                           The management fees and other expenses of the Funds
                       are more fully described in the prospectuses for each Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

                                          OUR GENERAL ACCOUNT

                           Our general account consists of all of our assets
                       other than those in our variable separate accounts. Subject to applicable law, we have sole discretion over the investment of our general account assets.

 Fixed account         Interests in our general account offered through the
 investments are not   fixed account investment option have not been registered
 securities and we     under the Securities Act of 1933 and our general account
 are not an invest-    has not been registered as an investment company under
 ment company.         the 1940 Act.
                       You may allocate net premiums to the fixed account investment option and may transfer any portion of your investments in the Sub-Accounts to the fixed account.
                       You may also transfer a portion of your investment in the fixed account to any of the variable Sub-Accounts.
                       Transfers may be subject to certain restrictions.

 Fixed account         An investment in the fixed account option does not
 investments earn at   entitle you to share in the investment experience of our
 least 3% interest.    general account. Instead, we guarantee that your fixed
                       account investment will accrue interest daily at an effective annual rate of at least 3 percent, without regard to the actual investment experience of our general account. We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

                                           ABOUT THE POLICY

                       POLICY APPLICATION, ISSUANCE AND INITIAL PREMIUM

                           To purchase a Policy, you must first submit an
                       application to our Principal Office. We may then follow certain underwriting procedures designed to determine the insurability of the proposed insured. We offer the Policy on a regular (medical) underwriting basis and may require medical examinations and further information before the proposed application is approved. Proposed insureds must be acceptable risks based on our underwriting limits and standards. A Policy cannot be issued until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application that does not meet our underwriting requirements or to "rate" an insured as a substandard risk, which will result in increased Monthly Cost of Insurance charges.

                           You must specify certain information in the
                       application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any. The Specified Face Amount generally may not be decreased below $100,000--the "Minimum Specified Face Amount."

                           While your application is being reviewed, we will
                       make available to you temporary life insurance coverage if you have signed a Policy Application, applied for temporary coverage and made an advance premium payment. The temporary coverage begins on the date the application for it is signed, has a maximum amount and is subject to other conditions.

                           Pending approval of your application, any initial
                       premium will be held in our general account. Upon approval of the application, we will issue to you a Policy on the life of the insured. A specified initial premium is due and payable as of the date of issue for the Policy. The Effective Date of Coverage for your Policy will be the later of--

 The ISSUE DATE is     - the Issue Date;
 the date we produce   - the date we approve the application for the Policy;
 your Policy on our    - or the date a premium is paid equal to or in excess of
 system, as speci-     the specified initial premium.
 fied in your Policy.

                       If an application is not approved, we will promptly return all premium payments to you.

                       FREE LOOK PERIOD

                           If you are not satisfied with your Policy, it may be
                       returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 20 days from the date of receipt (unless a longer period is required under applicable state insurance law) or within 45 days after the application is signed, whichever period ends later (the "Free Look Period").

                           A Policy returned under this provision will be deemed
                       void. You will receive a refund equal to the sum of all premium payments made, if required by applicable state insurance law; otherwise, your refund will equal the sum of--

                           - the differences between any premium payments made,
                             including fees and charges, and the amounts allocated to the Variable Account;

                           - the value of the amounts allocated to the Variable
                             Account on the date the cancellation request is received by us at our Principal Office;

                           - any fees or charges imposed on amounts allocated to
                             the Variable Account; and

                           - amounts allocated to the Fixed Account Value.

                           Unless you are entitled under applicable law to
                       receive a full refund of premiums paid, you bear all of the investment risks with respect to the amount of any net premiums allocated to the Variable Account during the Free Look Period.

                           During the Free Look Period, we will allocate the net
                       premium payments to the Sub-Account of the Variable Account that invests in the Sun Capital Money Market Fund. Upon expiration of the Free-Look Period, the Account Value in that Sub-Account will be transferred to the Sub-Accounts of the Variable Account and to the Fixed Account in accordance with your allocation instructions.

                       PREMIUM PAYMENTS

                           All premium payments must be made payable to "Sun
                       Life Assurance Company of Canada (U.S.)" and mailed to our Principal Office. An initial premium will be due and payable as of your Policy's Issue Date. Additional premium payments may be paid to us subject to the limitations described below.

                           PREMIUM.  We reserve the right to limit the number of
                       premium payments we accept on an annual basis. No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep your Policy in force. We reserve the right not to accept a premium payment that causes the death benefit to increase by an amount that exceeds the premium received. Evidence of insurability satisfactory to us may be required before we accept any such premium.

                           We will not accept premium payments that would, in
                       our opinion, cause your Policy to fail to qualify as life insurance under applicable federal tax law. If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to you.

                           NET PREMIUMS.  The net premium is the amount you pay
                       as the premium less any Expense Charges Applied to Premium.

                           ALLOCATION OF NET PREMIUM.  Except as otherwise
                       described herein, net premium will be allocated in accordance with your allocation percentages. You must allocate at least five percent of Net Premium to any Sub-Account you choose. Percentages must be in whole numbers. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.

                           Premiums received prior to the end of the Free Look
                       Period will be credited to the Sun Capital Money Market Fund Sub-Account. Your initial allocation percentages will take effect at the end of the Free Look Period.

                           You may change your allocation percentages at any
                       time by telephone or pursuant to written request to our Principal Office. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone. An allocation change will be effective as of the date we receive the request for that change.

                           PLANNED PERIODIC PREMIUMS.  While you are not
                       required to make additional premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the planned periodic premium at each billing period as specified in your Policy, unless reminder notices have been suspended as described below. You are not required, however, to pay the planned periodic premium; you may increase or decrease the planned periodic premium subject to our limits, and you may skip a planned payment or make unscheduled payments. You may change your planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep your Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of your Policy. We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the Grace Period). We will notify you prior to suspending reminder notices.

                       DEATH BENEFIT

                           If your policy is in force at the time of the
                       insured's death, we will pay the beneficiary an amount based on the death benefit option you select once we have received due proof of the insured's death. The amount payable will be:

                           - the amount of the selected death benefit option,
                             PLUS

                           - any amounts payable under any supplemental benefits
                             added to your policy, LESS

                           - the value of any Policy Debt on the date of the
                             insured's death, LESS

                           - any accrued and unpaid policy charges.

                           We will pay this amount to the beneficiary in one
                       lump sum, unless we and the beneficiary agree on another form of settlement. We will pay interest on the amount of Policy Proceeds, if payable in one lump sum, from the date of the insured's death to the date of payment.

                           The policy has three death benefit options.

 You may select among  OPTION A.  Under this option, the death benefit is--
 three death benefit   - the Policy's Specified Face Amount on the date of the
 options.              insured's death; OR, IF GREATER,
                       - the Policy's Account Value on the date of death multiplied by the applicable percentage shown in the table set forth in Appendix C.

                           This death benefit option should be selected if you
                       want to minimize your cost of insurance.

                           OPTION B.  Under this option, the death benefit is--

                           - the sum of the Specified Face Amount and Account
                             Value of the Policy on the date of the insured's death; OR, IF GREATER,

                           - the Policy's Account Value on the date of death
                             multiplied by the applicable percentage shown in the table set forth in Appendix C.

                           This death benefit option should be selected if you
                       want your death benefit to increase with your Policy's Account Value.

                           OPTION C.  Under this option, the death benefit is--

                           - the sum of the Specified Face Amount and premiums
                             paid under the Policy; OR, IF GREATER,

                           - the Policy's Account Value on the date of death
                             multiplied by the applicable percentage shown in the table set forth in Appendix C.

                           This death benefit option should be selected if you
                       want a specified amount of death benefit plus a return of the premiums you paid.

                       CHANGES IN SPECIFIED FACE AMOUNT

 You may increase or   You may increase or decrease the Specified Face Amount
 decrease the          of your Policy after the first Policy Year within
 Specified Face        certain limits.
 Amount within cer-    MINIMUM CHANGES.  Each increase in the Specified Face
 tain limits.          Amount must be at least $20,000. We reserve the right to
                       change the minimum amount by which you may change the Specified Face Amount.

                           INCREASES.  To request an increase, you must provide
                       satisfactory evidence of the insured's insurability. Once requested, an increase will become effective at the beginning of the next Policy Month following our approval of your request. We reserve the right to deny any request for an increase if the insured's Attained Age is greater than 80 at the time the request is made.

                           DECREASES.  A decrease will become effective at the
                       beginning of the next Policy Month following our approval of your request. The Specified Face Amount after the decrease must be at least $100,000. Surrender charges will apply to decreases in the Specified Face Amount during the SURRENDER CHARGE PERIOD.

                           For purposes of determining surrender charges and
                       later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order:

                           - first, to the most recent increase;

                           - second, to the next most recent increases, in
                             reverse chronological order; and

                           - finally, to the initial Specified Face Amount.

                       SURRENDERS AND SURRENDER CHARGES

 If you surrender      You may surrender your Policy for its Cash Surrender
 your Policy and       Value at any time while the insured is living. If you
 receive its Cash      do, the insurance coverage and all other benefits under
 Surrender Value, you  the Policy will terminate. Also, surrender charges will
 may incur surrender   be deducted if you surrender your Policy during the
 charges, taxes, and   surrender charge period.
 tax penalties.        CASH SURRENDER VALUE is your Policy's Account Value less
                       the sum of:

                           - the outstanding balance of any Policy Debt;

                           - any surrender charges; and

                           - any other accrued and unpaid policy charges.

                           We will determine your Cash Surrender Value at the
                       end of the first Business Day after we receive your written request for surrender at our Principal Office.

                           If you surrender your Policy for its Cash Surrender
                       Value, we will apply a surrender charge. The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount. The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and death benefit option and the insured's age, sex and rating Class. The following are examples of surrender charges at representative Issue Ages;

                                     FIRST YEAR SURRENDER CHARGES
                                  PER $1,000 OF SPECIFIED FACE AMOUNT
                                          (NON-TOBACCO MALE)

                          ISSUE AGE 25   ISSUE AGE 35   ISSUE AGE 45   ISSUE AGE
                       55

                             $4.63        $5.77          $7.74       $11.25

                               ISSUE AGE 65    ISSUE AGE 75   ISSUE AGE 85

                                   $22.38         $31.38        $40.38

                           The surrender charge will be calculated based on the
                       surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount as shown in the table below.

                           SURRENDER CHARGE
                        (AS A PERCENTAGE OF THE
                              FIRST YEAR
        YEAR               SURRENDER CHARGE)
--------------------  ---------------------------
         1                           100
         2                           100
         3                           100
         4                           100
         5                           100
         6                            83
         7                            67
         8                            50
         9                            33
         10                           17
 11 and thereafter                     0

                           A surrender charge will be applied if a decrease in
                       the Specified Face Amount reduces the net amount at risk. The amount of the surrender charge will be equal to the surrender charge shown in table above for the Policy Year in which the decrease is made multiplied by (a) over (b), where:

                       (a) is the decrease in the net amount at risk, and

                       (b) is the net amount at risk immediately prior to the
                           decrease in the Specified Face Amount.

                       Future surrender charges will be reduced proportionally by any applicable surrender charges for a decrease in the Specified Face Amount.

                           You may allocate any surrender charges among the
                       Sub-Accounts and the Fixed Account Value. If you do not specify the allocation, then the surrender charges will be allocated among the Sub-Accounts in the proportion the amounts in the Sub-Account and the Fixed Account Value in excess of any policy loan bear to the Account Value in excess of any policy loan.

                       PARTIAL SURRENDER

 If you withdraw part  You may make a partial surrender of your Policy once
 of the Cash           each Policy Year after the first Policy Year by written
 Surrender Value,      request to us. The amount of any partial surrender must
 your Policy's         be at least $200 and may not exceed your Policy's Cash
 Specified Face        Surrender Value. The Specified Face Amount will be
 Amount will be        reduced to the extent necessary so that (1) does not
 reduced and you may   exceed (2) where:
 incur surrender       (1) is the death benefit less the Account Value
 charges, taxes and    immediately after the partial surrender; and
 tax penalties.        (2) is the death benefit less the Account Value
                       immediately before the partial surrender.

                           The Specified Face Amount remaining in force after a
                       partial surrender must be at least $100,000.

                           You may allocate a partial surrender among the
                       Sub-Accounts of the Variable Account and the Fixed Account Value. If you do not specify the allocation, then the partial surrender will be allocated among the Sub-Accounts in the proportion the amounts in the Sub-Account and the Fixed Account Value in excess of any policy loan bear to the Account Value in excess of any policy loan.

                           A partial surrender may have tax consequences. See
                       [            ].

                       POLICY LOANS

 You may borrow from   You may request a policy loan of up to 90% of your
 us using your Policy  Policy's Account Value, decreased by the amount of any
 as collateral.        outstanding Policy Debt on the date the policy loan is
                       made. You may allocate the policy loan among the Sub-
                       Accounts and the Fixed Account Value. If you do not specify the allocation, then the policy loan shall be allocated among the Sub-Accounts in the proportion the amounts in the Sub-Account and the Fixed Account Value in excess of any policy loans bear to the Account Value in excess of any policy loans.

                           Interest on the policy loan will accrue daily at 4%
                       annually during Policy Years 1 through 10 and 3.25% annually thereafter. This interest will be due and payable to us in arrears on each policy anniversary. Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and in the same manner as the prior policy loan.

                           All funds we receive from you will be credited to
                       your Policy as premium unless we have received written notice, in form satisfactory to us, that the funds are for loan repayment. In the event you have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not. Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any policy loan at any time before Maturity.

                           A policy loan, whether or not repaid, will affect the
                       Policy Proceeds payable upon the insured's death and the Account Value because the investment results of the Sub-Accounts or the Fixed Account Value will apply only to the non-loaned portion of the Account Value. The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts or the Fixed Account Value while the loan is outstanding, the effect could be favorable or unfavorable.

                       INVESTMENT PROGRAMS

                           DOLLAR COST AVERAGING.  You may select, at no extra
                       charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us. Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Sub-Accounts chosen by you, up to a maximum of four. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program.

                           The main objective of a dollar cost averaging program
                       is to minimize the impact of short-term price fluctuations. Since the same dollar amount is transferred to other available investment options at set intervals, dollar cost averaging allows you to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, a lower average cost per Unit may be achieved over the long-term. A dollar cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

                           ASSET ALLOCATION.  One or more asset allocation
                       investment programs may be made available in connection with your Policy, at no extra charge. An asset allocation program provides for the allocation of your Account Value among the available investment options. These programs will be fully described in a separate brochure. You may elect to enter into an asset allocation investment program under the terms and conditions described in the brochure.

                       TRANSFERS BETWEEN SUB-ACCOUNTS.

                           Subject to our rules as they may exist from time to
                       time and to any limits that may be imposed by the Funds, you may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account or to the Fixed Account Value. We will make transfers pursuant to an authorized written or telephone request to us. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. For transactions initiated by telephone, you will be required to identify yourself by name and a personal identification number.

                           Transfers may be requested by indicating the transfer
                       of either a specified dollar amount or a specified percentage of the Fixed Account Value or the Sub-Account's value from which the transfer will be made. If you request a transfer based on a specified percentage of the Fixed Account Value or the Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account Value or the Sub-Account's value at the time the request is received. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.

                           Transfer privileges are subject to our consent. We
                       reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.

                           We reserve the right to restrict amounts transferred
                       to the Variable Account from the Fixed Account Value to 20% of that portion of the Account Value attributable to the Fixed Account Value as of the end of the previous Policy Year.

                           We reserve the right to restrict amounts transferred
                       to the Fixed Account Value from the Variable Account to 20% of that portion of the Account Value attributable to the Variable Account as of the end of the previous Policy Year. We further reserve the right to restrict amounts transferred to the Fixed Account Value from the Variable Account in the event the portion of the Account Value attributable to the Fixed Account Value would exceed 30% of the Account Value.

                       ACCOUNT VALUE

                           Your Account Value is the sum of the amounts in each
                       Sub-Account of the Variable Account with respect to your Policy, plus the amount of the Fixed Account Value. The Account Value varies depending upon the premiums paid, Expense Charges Applied to Premium, Monthly Expense Charges, Monthly Cost of Insurance charges, partial surrenders, fees, policy loans and the net investment factor (described below) for the Sub-Accounts to which your Account Value is allocated.

 A VALUATION DATE on   VARIABLE ACCOUNT VALUE.  We measure the amounts in the
 which we, the         Sub- Accounts in terms of Units and Unit Values. On any
 applicable Fund, and  given date, the amount you have in a Sub-Account is
 the NYSE are open     equal to the Unit Value multiplied by the number of
 for business.         Units credited to you in that Sub-Account. Amounts
 The VALUATION PERIOD  allocated to a Sub-Account will be used to purchase
 is the period of      Units of that Sub-Account. Units are redeemed when you
 time from one         make partial surrenders, undertake policy loans or
 determination of      transfer amounts from a Sub-Account, and for the payment
 Unit Values to the    of Monthly Expense Charges, and Monthly Cost of
 next.                 Insurance charges and other fees. The number of Units of
                       each Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Sub-Account. The Unit Value for each
                       Sub-Account is established at $10.00 for the first
                       Valuation Date of the Sub-Account. The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below). The
                       Unit Value of a Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.

                           Transactions are processed on the date we receive a
                       premium at our Principal Office or any acceptable written or telephonic request is received at our Principal Office. If your premium or request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date.

 The INVESTMENT START  The Account Value attributable to each Sub-Account of
 DATE is the date we   the Variable Account on the Investment Start Date
 apply your first      equals:
 premium payment,      - that portion of net premium received and allocated to
 which will be the     the Sub- Account, LESS
 later of the Issue    - that portion of the Monthly Expense Charges due on the
 Date or the Business  policy effective date and subsequent Monthly Anniversary
 Day we receive a        Days through the Investment Start Date charged to the
 premium equal to or     Sub-Account, LESS
 in excess of the
 initial premium.

                           - that portion of the Monthly Cost of Insurance
                             deductions due from the policy effective date through the Investment Start Date charged to the Sub-Account.

                           The Account Value attributable to each Sub-Account of
                       the Variable Account on subsequent Valuation Dates is equal to:

                           - the Account Value attributable to the Sub-Account
                             on the preceding Valuation Date multiplied by that Sub-Account's net investment factor, PLUS

                           - that portion of net premium received and allocated
                             to the Sub-Account during the current Valuation Period, PLUS

                           - any amounts transferred by you to the Sub-Account
                             from another Sub-Account or from the Fixed Account Value during the current Valuation Period, LESS

                           - any amounts transferred by you from the Sub-Account
                             to another Sub-Account or to the Fixed Account Value during the current Valuation Period, LESS

                           - that portion of any partial surrenders deducted
                             from the Sub-Account during the current Valuation Period, LESS

                           - that portion of any policy loan transferred from
                             the Sub-Account to the Fixed Account Value during the current Valuation Period, LESS

                           - that portion of any surrender charges associated
                             with a decrease in the Specified Face Amount charged to the Sub-Account during the current Valuation Period, LESS

                           - if a Monthly Anniversary Day occurs during the
                             current Valuation Period, that portion of the Monthly Expense Charge for the Policy Month just beginning charged to the Sub-Account, LESS

                           - if a Monthly Anniversary Day occurs during the
                             current Valuation Period, that portion of the Monthly Cost of Insurance for the Policy Month just ending charged to the Sub-Account.

                           NET INVESTMENT FACTOR.  The NET INVESTMENT FACTOR for
                       each Sub-Account for any Valuation Period is determined by deducting the Mortality and Expense Risk Charge for each day in the Valuation Period from the quotient of (1) and (2) where: (1) is the net result of:

                           - the net asset value of a Fund share held in the
                             Sub-Account determined as of the end of the Valuation Period, PLUS

                           - the per share amount of any dividend or other
                             distribution declared on Fund shares held in the Sub-Account if the "ex-dividend" date occurs during the Valuation Period, PLUS OR MINUS

                           - a per share credit or charge with respect to any
                             taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account; and

                       (2) is the net asset value of a Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period.

                           The Mortality and Expense Risk Charge for the
                       Valuation Period is the Daily Risk Charge times the number of days in the Valuation Period.

                           The net investment factor may be greater or less than
                       one.

                           FIXED ACCOUNT VALUE.  The Fixed Account Value on the
                       Investment Start Date equals:

                           - that portion of net premium received and allocated
                             to the Fixed Account Value accrued at interest, LESS

                           - that portion of the Monthly Expense Charges due on
                             the policy effective date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Fixed Account Value accrued at interest, LESS

                           - that portion of the Monthly Cost of Insurance
                             deductions due from the policy effective date through the Investment Start Date charged to the Fixed Account Value accrued at interest.

                           The Fixed Account Value on subsequent Valuation Dates
                       is equal to:

                           - the Fixed Account Value on the preceding Valuation
                             Date accrued at interest, PLUS

                           - that portion of net premium received and allocated
                             to the Fixed Account Value during the current Valuation Period accrued at interest, PLUS

                           - any amounts transferred by you to the Fixed Account
                             Value from the Variable Account Value during the current Valuation Period accrued at interest, LESS

                           - any amounts transferred by you from the Fixed
                             Account Value to the Variable Account Value during the current Valuation Period accrued at interest, LESS

                           - that portion of any partial surrenders deducted
                             from the Fixed Account Value during the current Valuation Period accrued at interest, LESS

                           - any policy loan transferred from the Variable
                             Account to the Fixed Account Value during the current Valuation Period accrued at interest, LESS

                           - that portion of any surrender charges associated
                             with a decrease in the Specified Face Amount charged to the Fixed Account Value during the current Valuation Period, LESS

                           - if a Monthly Anniversary Day occurs during the
                             current Valuation Period, that portion of the Monthly Expense Charge for the Policy Month just beginning charged to the Fixed Account Value accrued at interest, LESS

                           - if a Monthly Anniversary Day occurs during the
                             current Valuation Period, that portion of the Monthly Cost of Insurance for the Policy Month just ending charged to the Fixed Account Value accrued at interest.

                           The minimum guaranteed interest rate applicable to
                       the Fixed Account Value is 3% annually. Interest in excess of the guaranteed rate may be applied in the calculation of the Fixed Account Value at such increased rates and in such manner as we may determine, based on our expectations of future interest, mortality experience, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

                           INSUFFICIENT VALUE.  If on a Valuation Date a Monthly
                       Anniversary Day occurred during the Valuation Period and your Policy's Cash Surrender Value is equal to or less than zero, then your Policy will terminate for no value, subject to a Grace Period described below. During the first five Policy Years, a policy will not terminate by reason of insufficient value if it satisfies the "minimum premium test," described below.

                           MINIMUM PREMIUM TEST (NO-LAPSE GUARANTEE).  A Policy
                       satisfies the minimum premium test if the premiums paid less any partial surrenders exceed the sum of the "Minimum Monthly Premiums" which applied to the Policy in each Policy Month from the policy effective date to the Valuation Date.

                           The applicable Minimum Monthly Premium is specified
                       in your Policy. We will revise the Minimum Monthly Premium as a result of any of the following changes to a
                       Policy:

                           - an increase in the Specified Face Amount;

                           - an increase in the cost of any rider;

                           - when requested by you, the addition of any rider.

                           The revised Minimum Monthly Premium will be effective
                       as of the effective date of the change to the Policy and will remain in effect until again revised by any of the above changes.

                           GRACE PERIOD.  If, on a Valuation Date, your Policy
                       will terminate by reason of insufficient value, we will allow a Grace Period. This Grace Period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force. These deductions include the Monthly

                       Cost of Insurance and the Monthly Expense Charge. Notice of premium due will be mailed to your last known address or the last known address of any assignee of record. We will assume that your last known address is the address shown on your Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us. If the premium due is not paid within 61 days after the beginning of the Grace Period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period. The Policy will continue to remain in force during this Grace Period. If the Policy Proceeds become payable by us during the Grace Period, then any overdue Monthly Cost of Insurance and Monthly Expense Charge will be deducted from the amount payable by us.

                           SPLITTING UNITS.  We reserve the right to split or
                       combine the value of Units. In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of your Policy.

                       CHARGES AND DEDUCTIONS

                           EXPENSE CHARGES APPLIED TO PREMIUM.  We will deduct a
                       3% charge from each premium payment as a sales load and for our federal tax obligations, plus a charge for premium taxes. All states and a few cities and municipalities impose taxes on premiums paid for life insurance, which generally range from 2% to 4% of premium but may exceed 4% in some states (for example, Kentucky). The premium tax charge is guaranteed not to exceed 4% for all states except Kentucky, in which case it is guaranteed not to exceed 9%.

                           MORTALITY AND EXPENSE RISK CHARGE.  This charge is
                       for the mortality and expense risks we assume with respect to the Policy. It is based on an annual rate that we apply against the Variable Account on a daily basis. The Mortality and Expense Risk Charge will be determined by us from time to time based on our expectations of future interest, mortality experience, persistency, expenses and taxes, but will not exceed 0.90% annually. Currently, the charge is 0.80% for Policy Years 1 through 10 and 0.50% thereafter.

                           The mortality risk we assume is that the group of
                       lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that its costs of issuing and administering Policies may be more than we estimated.

                           MONTHLY EXPENSE CHARGE.  We will deduct $8.00 from
                       your Policy's Account Value each Policy Month to cover our administrative costs. This charge may be increased or decreased by us from time to time based on our expectations of future expenses, but will never exceed $8.00 per Policy Month. The Monthly Expense Charge will be deducted proportionally from the Sub-Accounts and the Fixed Account Value in excess of any policy loan.

                           MONTHLY COST OF INSURANCE.  We deduct a Monthly Cost
                       of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage. The Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts and the Fixed Account Value in excess of any policy loan.

                           The Monthly Cost of Insurance equals the sum of (1),
                       (2) and (3) where:

                           (1) is the cost of insurance charge equal to the
                               Monthly Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;

                           (2) is the monthly rider cost for any riders which
                               are a part of your Policy (with the monthly rider cost, if any riders are added, as described in the rider itself); and

                           (3) is the flat extra specified in your Policy, if
                               applicable, multiplied by the net amount at risk divided by 1,000.

                           The NET AMOUNT AT RISK equals:

                           - the death benefit divided by 1.00247; LESS

                           - your Account Value on the Valuation Date prior to
                             assessing the cost of insurance charges.

                           If there are increases in the Specified Face Amount
                       other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

                           MONTHLY COST OF INSURANCE RATES.  The Monthly Cost of
                       Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time your Policy has been in force and the insured's sex (in the case of non-unisex Policies), Issue Age, Class and table rating, if any. The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and the insured's sex (in the case of non-unisex Policies), Issue Age, Class and table rating, if any. The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality, persistency, interest rates, expenses and taxes, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table.

                           BASIS OF COMPUTATION.  Guaranteed Maximum Monthly
                       Cost of Insurance Rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table. The Guaranteed Maximum Monthly Cost of Insurance Rates reflect any table rating applicable to the Policy. We have filed a detailed statement of our methods for computing Cash Values with the insurance department in each jurisdiction where the Policy was delivered. These values are equal or exceed the minimum required by law.

                       WAIVERS; REDUCED CHARGES; CREDITS; BONUS GUARANTEED INTEREST RATES

                           We may reduce or waive the sales load or surrender
                       charge, credit additional amounts, or grant bonus interest rates in situations where selling and/or maintenance costs associated with the Policies are reduced, sales of large Policies, and certain group or sponsored arrangements. In addition, we may waive charges, credit additional amounts, or grant bonus interest rates in connection with Policies sold to our or our affiliates' officers, directors and employees.

                       MATURITY DATE EXTENSION

                           The Maturity date of your Policy will be extended
                       beyond the original Maturity date shown in your Policy, if you so request in writing at our Principal Office prior to the original Maturity date and the Policy has a Cash Value on the original Maturity date. The new Maturity date will be the one you request.

                           After the original Maturity date (if you have
                       requested a new Maturity date):

                           - We will not accept any more premium payments for
                             your Policy.

                           - No more deductions for the Monthly Expense Charges
                             or for Monthly Cost of Insurance charges will be made from your Account Value.

                           - The death benefit will be your Account Value on the
                             date of the insured's death.

                           - Your Policy's reinstatement provisions will not
                             apply.

                           Except as provided above, an extension of the
                       Maturity date does not alter your Policy.

                           If the Maturity date is extended, your Policy may not
                       qualify as life insurance beyond the original Maturity date and may be subject to tax consequences. We recommend that you receive counsel from your tax adviser. We will not be responsible for any adverse tax consequences resulting from the extension of the Maturity date of your Policy.

                       SUPPLEMENTAL BENEFITS

                           The following supplemental benefit riders are
                       available, subject to certain limitations described below. There is no charge for the accelerated benefits rider. An additional cost of insurance will be charged for each of the other riders which is in force as a part of the Monthly Cost of Insurance charge.

                           ACCELERATED BENEFITS RIDER.  Under this rider, we
                       will pay you, at your written request in a form satisfactory to us, an "accelerated benefit" if the insured is terminally ill. An insured is considered "terminally ill" if the insured has a life expectancy of 12 months or less due to illness or physical condition. We will require proof, satisfactory to us, of the insured's terminal illness, including, but not limited to, certification by an independent physician. No accelerated benefit is payable, however, unless your Policy has been in force for at least two years following its Issue Date or the date of its last reinstatement. This rider is available only if you have elected Death Benefit Option A or Death Benefit Option B.

                           The accelerated benefit payment will be equal to that
                       portion of your Policy's death benefit requested by you, not to exceed the lesser of (a) 75% of the amount of the death benefit or (b) $250,000 (the "Accelerated Amount"), subject to the following adjustments:

                           - We will discount the Accelerated Amount based on an
                             annual interest rate, not to exceed the greater of:
                             (a) the yield on 90-day Treasury bills on the day we receive your request; or (b) the statutory maximum policy loan interest rate.

                           - If you have an outstanding policy loan on the date
                             we approve your request, we will reduce the Accelerated Amount in partial payment of the policy loan by an amount equal to the amount of the policy loan multiplied by the ratio of the Accelerated Amount to the amount of your Policy's death benefit (the "Eligible Amount").

                           - We will reduce the Accelerated Amount by the amount
                             of any administrative fee, not to exceed $150, in effect at the time we receive your request.

                           You may request only one accelerated benefit payment.
                       This rider will terminate upon payment of an accelerated benefit, and the Specified Face Amount and Account Value of your Policy will be reduced by the ratio of the Accelerated Amount to the Eligible Amount.

                           ACCIDENTAL DEATH BENEFIT RIDER.  Under this rider, we
                       will pay the accidental death benefit specified in your Policy when we receive due proof of the insured's accidental death and that death occurred while this rider was in force, on or after the insured's first birthday and within ninety days after the date of the accident. "Accidental death" means that the insured died as a direct result, independent of all other causes, (a) from an injury sustained solely by external or violent accident, or (b) by an accidental drowning, excluding death caused by certain specified risks. If you change your Policy's Specified Face Amount, the accidental death benefit will not change unless you specifically request such a change. This rider will terminate on the earliest of (a) the nearest policy anniversary to the insured's 70th birthday or (b) when the policy lapses because of insufficient Cash Value.

                           MONTHLY RIDER COST.  The cost of this rider will be
                       part of the Monthly Cost of Insurance charge described in this prospectus. The total monthly rider cost will equal the applicable rate shown in the table below multiplied by the amount of the accident death benefit. The applicable rate is based on the insured's age at his or her birthday nearest to the effective date of this rider.

                                          MONTHLY RIDER COST
                                       (PER DOLLAR OF COVERAGE)

   AGE       COST
---------  ---------
  0-45        .00006
  46-54       .00007
  55-57       .00008
  58-59       .00009
  60-62       .00010
  63-64       .00012
   65         .00013

                           WAIVER OF MONTHLY DEDUCTIONS RIDER.  Under this
                       rider, we will waive the monthly deductions under your Policy retroactive to the date of total disability when the insured suffers a total disability, if the insured's total disability commences while this rider is in force and continues for six months. We will continue to waive the monthly deduction for as long as the disability continues. We must receive written notice and due proof before we will waive the monthly deductions. We may require from time to time additional proof that the disability is continuing, but not more frequently than one per year after the disability has continued for two years. We will not waive the monthly deductions--

                           - for any month before the insured's fifth birthday;

                           - for any month which is more than one year before we
                             receive a notice of the total disability; or

                           - if the total disability is caused by or results
                             from certain specified risks.

                           A "total disability" is any incapacity resulting from
                       bodily injury or disease which--

                           - during the first 24 months of the incapacity
                             prevents the insured from performing substantially all of the major duties of the insured's occupation; and

                           - if the incapacity continues beyond 24 months,
                             prevents the insured from doing any work for which the insured is reasonably qualified to perform by reason of training, education or experience.

                           Even if the insured can work, the following
                       constitutes a total disability:

                           - total and permanent loss of sight of both eyes or
                             loss of hearing in both ears;

                           - severance of both hands, both feet, or one hand and
                             one foot.

                           While the insured's total disability is continuing,
                       you cannot change your Policy's--

                           - Specified Face Amount, unless otherwise permitted
                             under the provisions of another rider to your policy; or

                           - your death benefit option.

                           This rider will terminate on the earliest of:

                           - the nearest policy anniversary to the insured's
                             65th birthday, unless the insured's total disability is continuing, and if the total disability commences before the policy anniversary nearest to the insured's 60th birthday; or

                           - the nearest policy anniversary to the insured's
                             65th birthday, if the total disability commenced on or after the policy anniversary nearest to the insured's 60th birthday; or

                           - the date that the policy lapses because of
                             insufficient Cash Value.

                           If this rider terminates because your policy lapses,
                       we will reinstate the rider if certain specified conditions are met.

                           MONTHLY RIDER COST.  The cost of this rider will be
                       part of the Monthly Cost of Insurance charge described in this prospectus. The total monthly rider cost will equal the applicable rate shown in the table below multiplied by the amount of your Policy's Specified Face Amount. The applicable rate is based on the insured's age at his or her birthday nearest to the effective date of this rider.

                                          MONTHLY RIDER COST
                                 (PER DOLLAR OF SPECIFIED FACE AMOUNT)

   AGE       COST        AGE       COST
---------  ---------     ---     ---------
  0-23        .00001     48         .00009
  24-36       .00002     49         .00010
  37-39       .00003     50         .00011
  40-43       .00004     51         .00012
   44         .00005     52         .00013
   45         .00006     53         .00014
   46         .00007     54         .00015
   47         .00008     55         .00016

                           WAIVER OF STIPULATED PREMIUM AMOUNT RIDER.  Under
                       this rider, we will waive payment of a "stipulated premium amount" when the insured suffers a total disability, if the insured's total disability commences while this rider is in force and continues for six months. We will continue to waive payment of that amount for as long as the disability continues. We must receive written notice and due proof before we will waive payment. We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for five years. We will not waive payment of the stipulated premium amount if the total disability is caused by or results from certain specified risks. This rider will not apply to any premium that was due before the insured's fifth birthday or that was due more than one year before we first received notice of the insured's total disability.

                           A "total disability" is any incapacity resulting from
                       bodily injury or disease which--

                           - during the first 60 months of the incapacity
                             prevents the insured from performing substantially all of the major duties of the insured's occupation; and

                           - if the incapacity continues beyond 60 months,
                             prevents the insured from doing any work for which the insured is reasonably qualified to perform by reason of training, education or experience.

                           Even if the insured can work, the following
                       constitutes a total disability:

                           - total and permanent loss of sight of both eyes or
                             loss of hearing in both ears;

                           - severance of both hands, both feet, or one hand and
                             one foot.

                           You may change the stipulated premium amount by
                       written request to our Principal Office. An increase in the stipulated premium amount is subject to our underwriting and administrative rules in effect at the time. If we make a change to this policy at your request and if that change results in a reduction of the amount of premium you may pay for this policy under applicable tax law, we will reduce the stipulated payment amount to conform to that reduction. We will reduce the premium for this rider appropriately. We will inform you in writing of these reductions.

                           You may not change the frequency of premium payment
                       for your Policy while the insured's total disability is continuing.

                           This rider will terminate on the earliest of:

                           - The policy anniversary nearest to the insured's
                             65th birthday. However, if the insured's total disability commenced before that policy anniversary, the benefit provided by this rider will continue until the end of the benefit period specified in your policy. No total disability of the insured's that commences on or after the policy anniversary nearest to the insured's 65th birthday is covered under this rider.

                           - The date your Policy lapses because of insufficient
                             value.

                           - The date your Policy is surrendered for its Cash
                             Surrender Value.

                           - The date of death of the insured.

                           - The date we receive your written request that it be
                             terminated.

                           MONTHLY RIDER COST.  The monthly cost for this rider
                       is equal to the stipulated premium amount times a rate which varies by factors including the insured's Issue Age, sex, and rating class.

                       TERMINATION OF POLICY

                           Your Policy will terminate on the earlier of the date
                       we receive your request to surrender, the expiration date of the Grace Period due to insufficient value, the date of death of the insured, or the Maturity date.

                       REINSTATEMENT

                           Before the insured's death, we will reinstate your
                       Policy prior to its Maturity date, provided that the Policy has not been surrendered, and provided further that:

                           - you make your reinstatement request within five
                             years from the date of termination;

                           - you submit satisfactory evidence of insurability to
                             us;

                           - you pay an amount equal to the policy charges which
                             were due and unpaid at the end of the Grace Period; and

                           - you pay a premium equal to three times the Monthly
                             Cost of Insurance applicable on the date of reinstatement.

                           A reinstated Policy's Specified Face Amount may not
                       exceed the Specified Face Amount at the time of termination. Your Account Value on the reinstatement date will reflect:

                           - the Account Value at the time of termination; PLUS

                           - net premiums attributable to premiums paid to
                             reinstate the Policy; LESS

                           - the Monthly Expense Charge; LESS

                           - the Monthly Cost of Insurance charge applicable on
                             the date of reinstatement.

                           The effective date of reinstatement will be the
                       Monthly Anniversary Day that falls on or next follows the date we approve your request.

                           Any Policy Debt at the time of termination must be
                       repaid upon the reinstatement of the Policy or carried over to the reinstated Policy.

                           If your Policy was subject to surrender charges when
                       it lapsed, the reinstated Policy will be subject to surrender charges as if it had not terminated.

                           The incontestability provision of the Policy will
                       apply to the Policy after reinstatement as regards statements made in the application for reinstatement. The suicide provision of the Policy will apply to the policy after reinstatement. In those provisions in the reinstated policy, "Issue Date" means the effective date of reinstatement.

                       DEFERRAL OF PAYMENT

                           We will usually pay any amount due from the Variable
                       Account within seven days after the Valuation Date following our receipt of written notice giving rise to such payment or, in the case of death of the insured, due proof of such death. Payment of any amount payable from the Variable Account on death, surrender, partial surrender, or policy loan may be postponed whenever:

                           - the New York Stock Exchange is closed other than
                             customary weekend and holiday closing, or trading on the NYSE is otherwise restricted;

                           - the Securities and Exchange Commission, by order,
                             permits postponement for the protection of policyowners; or

                           - an emergency exists as determined by the Securities
                             and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

                       RIGHTS OF OWNER

                           While the insured is alive, unless you have assigned
                       any of these rights, you may:

                           - transfer ownership to a new owner;

                           - name a contingent owner who will automatically
                             become the owner of the Policy if you die before the insured;

                           - change or revoke a contingent owner;

                           - change or revoke a beneficiary;

                           - exercise all other rights in the Policy;

                           - increase or decrease the Specified Face Amount,
                             subject to the other provisions of the Policy;

                           - change the death benefit option, subject to the
                             other provisions of the Policy.

                           When you transfer your rights to a new owner, you
                       automatically revoke any prior contingent owner designation. When you want to change or revoke a prior beneficiary designation, you have to specify that action. You do not affect a prior beneficiary when you merely transfer ownership, or change or revoke a contingent owner designation.

                           You do not need the consent of a beneficiary or a
                       contingent owner in order to exercise any of your rights. However, you must give us written notice satisfactory to us of the requested action. Your request will then, except as otherwise specified herein, be effective as of the date you signed the form, subject to any action taken before it was received by us.

                       RIGHTS OF BENEFICIARY

                           The beneficiary has no rights in the Policy until the
                       death of the insured. If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

                       OTHER POLICY PROVISIONS

                           ADDITION, DELETION OR SUBSTITUTION OF
                       INVESTMENTS. Shares of any or all of the Funds may not always be available for purchase by the Sub-Accounts of the Variable Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary. In addition, the investment policies of the Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware. We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts. In the event of any substitution or other act described in this paragraph, we may make appropriate amendments to the Policy to reflect the substitution.

                           ENTIRE CONTRACT.  Your entire contract with us
                       consists solely of the Policy, including the attached copy of your Policy Application and any attached copies of supplemental applications for increases in the Specified Face Amount.

                           ALTERATION.  Sales representatives do not have any
                       authority to either alter or modify your Policy or to waive any of its provisions. The only persons with this authority are our president, actuary, secretary, or one of our vice presidents.

                           MODIFICATION.  Upon notice to you, we may modify the
                       Policy if such a modification--

                           - is necessary to make the Policy or the Variable
                             Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

                           - is necessary to assure continued qualification of
                             the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

                           - is necessary to reflect a change in the operation
                             of the Variable Account or the Sub-Accounts; or

                           - adds, deletes or otherwise changes Sub-Account
                             options.

                           We also reserve the right to modify certain
                       provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendment to the Policy to reflect such modification.

                           ASSIGNMENTS.  During the lifetime of the insured, you
                       may assign all or some of your rights under the Policy. All assignments must be filed at our Principal Office and must be in written form satisfactory to us. The assignment will then be effective as of the date you signed the form, subject to any action taken before it was received by us. We are not responsible for the validity or legal effect of any assignment.

                           NONPARTICIPATING.  The Policy does not pay dividends.
                       The Policy does not share in the profits or surplus earnings of Sun Life of Canada (U.S.).

                           MISSTATEMENT OF AGE OR SEX (NON-UNISEX POLICY).  If
                       the age or (in the case of a non-unisex Policy) sex of the insured is stated incorrectly in your Policy Application, the amounts payable by us will be adjusted as follows:

                               Misstatement discovered at death--The death
                           benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or (for a non-unisex Policy) sex.

                               Misstatement discovered prior to death--Your
                           Account Value will be recalculated from the policy effective date using the Monthly Cost of Insurance Rates based on the correct age or (for a non-unisex Policy) sex.

                           SUICIDE.  If the insured, whether sane or insane,
                       commits suicide within two years after your Policy's Issue Date, we will not pay any part of the Policy Proceeds. We will refund to you the premiums paid, less the amount of any Policy Debt and any partial surrenders.

                           If the insured, whether sane or insane, commits
                       suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

                           INCONTESTABILITY.  All statements made in the
                       application or in a supplemental application are representations and not warranties. We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, or change in death benefit option of the Policy. No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application. In the absence of fraud, after the Policy has been in force during the lifetime of the insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the insured for two years from the Effective Date of Coverage of such increase. Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the insured for two years from the date of the increase.

                           REPORT TO OWNER.  We will send you a report at least
                       once each Policy Year. The report will show current policy values, premiums paid, and deductions made since the last report. It will also show the balance of any outstanding policy loans and accrued interest on such loans. There is no charge for this report.

                           ILLUSTRATIONS.  Upon request, we will provide you
                       with an illustration of future Account Value and death benefits. This illustration will be furnished to you for a nominal fee not to exceed $25.

                                        PERFORMANCE INFORMATION

 We may present        We may sometimes publish performance information related
 mutual fund           to the Fund, the Variable Account or the Policy in
 portfolio perform-    advertising, sales literature and other promotional
 ance and              materials. This information is based on past investment
 hypothetical Policy   results and is not an indication of future performance.
 illustrations in      PORTFOLIO PERFORMANCE.  We may publish a mutual fund
 sales literature.     portfolio's TOTAL RETURN or AVERAGE ANNUAL TOTAL RETURN.
                       Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period. Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

                           We may also publish a mutual fund portfolio's YIELD.
                       Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate. When a yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD. SEVEN-DAY YIELD illustrates the income earned by an investment in a money market fund over a recent seven-day period.

                           TOTAL RETURNS AND YIELDS QUOTED FOR A MUTUAL FUND
                       PORTFOLIO INCLUDE THE INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES OF THE PORTFOLIO, BUT DO NOT INCLUDE CHARGES AND DEDUCTIONS ATTRIBUTABLE TO YOUR POLICY. These expenses would reduce the performance quoted.

                           ADJUSTED PORTFOLIO PERFORMANCE.  We may publish a
                       mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

                           We may publish total return and yield quotations
                       based on the period of time that a mutual fund portfolio has been in existence. The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

                           POLICY ILLUSTRATIONS.  Upon request we will provide
                       you with an illustration of future Account Value and death benefits. This illustration will be provided to you for a nominal fee not to exceed $25.

                           OTHER INFORMATION.  Performance information may be
                       compared, in reports and promotional literature, to:

                           - the S&P 500, Dow Jones Industrial Average, Lehman
                             Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

                           - other groups of variable life variable accounts or
                             other investment products tracked by Lipper
                             Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

                           - the Consumer Price Index (a measure for inflation)
                             to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

                           We may provide policy information on various topics
                       of interest to you and other prospective policyowners. These topics may include:

                       - the relationship between sectors of the economy and the
                         economy as a whole and its effect on various securities markets;

                       - investment strategies and techniques (such as value
                         investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

                       - the advantages and disadvantages of investing in
                         tax-deferred and taxable investments;

                       - customer profiles and hypothetical purchase and
                         investment scenarios;

                       - financial management and tax and retirement planning;
                         and

                       - investment alternatives to certificates of deposit and
                         other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

                                   FEDERAL INCOME TAX CONSIDERATIONS

 We do not make any    The following summary provides a general description of
 guarantees about the the federal income tax considerations associated with Policy's tax status. the Policy and does not purport to be complete or to cover all situations. This discussion is NOT intended as tax advice. You should consult counsel or other competent tax advisers for more complete information.
                       This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS").
                       We make no representation as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS. WE DO NOT
                       MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY
                       POLICY OR ANY TRANSACTION REGARDING THE POLICY.

                           The Policy may be used in various arrangements,
                       including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement is contemplated, you should consult a qualified tax adviser for advice on the tax attributes of the particular arrangement.

                       TAX STATUS OF THE POLICY

 We believe the        A Policy has certain tax advantages when treated as a
 Policy will be        life insurance contract within the meaning of Section
 treated as a life     7702 of the Internal Revenue Code of 1986, as amended
 insurance contract    (the "Code"). We believe that the Policy meets the Sec-
 under federal tax     tion 7702 definition of a life insurance contract and
 laws.                 will take whatever steps are appropriate and reasonable
                       to attempt to cause the Policy to comply with Section
                       7702.

                       DIVERSIFICATION OF INVESTMENTS

                           Section 817(h) of the Code requires that the Variable
                       Account's investments be "adequately diversified" in accordance with certain Treasury regulations. We believe that the Variable Account will be adequately diversified.

                           In certain circumstances, the owner of a variable
                       life insurance policy may be considered, for federal income tax purposes, the owner of the assets of the variable account used to support the policy. In those circumstances, income and gains from the variable account assets would be includible in the variable policyowner's gross income. We do not know what standards will be established, if any, in the regulations or rulings which the Treasury has stated it expects to issue on this question. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a policyowner from being considered the owner of a pro-rata share of the assets of the Variable Account.

                           The following discussion assumes that your Policy
                       will qualify as a life insurance contract for federal income tax purposes.

                       TAX TREATMENT OF POLICY BENEFITS

 Death benefits do     LIFE INSURANCE DEATH BENEFIT PROCEEDS.  In general, the
 not incur federal     amount of the death benefit payable under your Policy is
 income tax.           excludible from your gross income under the Code.

 Investment gains are  TAX DEFERRED ACCUMULATION.  Any increase in your Account
 normally not taxed    Value is generally not taxable to you unless you receive
 unless distributed    or are deemed to receive amounts from the Policy before
 to you before the     the insured dies.
 insured dies.         DISTRIBUTIONS.  If you surrender your Policy, the amount
                       you will receive as a result will be subject to tax as ordinary income to the extent that amount exceeds the "investment in the contract," which is generally the total of premiums and other consideration paid for the Policy, less all amounts previously received under the Policy to the extent those amounts were excludible from gross income.

                           Depending on the circumstances, any of the following
                       transactions may have federal income tax consequences:

                           - the exchange of a Policy for a life insurance,
                             endowment or annuity contract;

                           - a change in the death benefit option;

                           - a policy loan;

                           - a partial surrender;

                           - a surrender;

                           - a change in the ownership of a Policy;

                           - the addition of an accelerated death benefit rider;
                             or

                           - an assignment of a Policy.

                           In addition, federal, state and local transfer and
                       other tax consequences of ownership or receipt of Policy Proceeds will depend on your circumstances and those of the named beneficiary. Whether partial surrenders (or other amounts deemed to be distributed) constitute income subject to federal income tax depends, in part, upon whether your Policy is considered a "modified endowment contract."

 If you pay more       MODIFIED ENDOWMENT CONTRACTS.  Section 7702A of the Code
 premiums than         treats certain life insurance contracts as "modified
 permitted under the   endowment contracts" ("MECs"). The Code defines MECs as
 seven-pay test, your  those Policies issued or materially changed after June
 Policy will be a      21, 1988 on which the total premiums paid during the
 MEC.                  first seven years exceed the amount that would have been
                       paid if the Policy provided for paid-up benefits for seven annual premiums ("seven-pay test").

                           We will monitor the Policy to determine whether
                       additional premium payments would cause the Policy to become a MEC and will take certain steps in an attempt to avoid this result.

                           Further, if a transaction occurs which decreases the
                       face amount of your Policy during the first seven years, we will retest your Policy, as of the date of its purchase, based on the lower face amount to determine compliance with the seven-pay test. Also, if a decrease in face amount occurs within seven years of a "material change," we will retest your Policy for compliance as of the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test.

                           The rules relating to whether a Policy will be
                       treated as a MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause your Policy to be treated as a MEC.

 If your Policy        DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS.  If
 becomes a MEC,        treated as a MEC, your Policy will be subject to the
 partial surrenders,   following tax rules:
 loans and surrenders  - First, partial surrenders are treated as ordinary
 may incur taxes and   income subject to tax up to the amount equal to the
 tax penalties.          excess (if any) of your Account Value immediately
                         before the distribution over the "investment in the contract" at the time of the distribution.

                       - Second, policy loans and loans secured by a Policy are
                         treated as partial surrenders and taxed accordingly. Any past-due loan interest that is added to the amount of the loan is treated as a loan.

                       - Third, a 10 percent additional income tax is imposed on
                         that portion of any distribution (including distributions upon surrender), policy loan, or loan secured by a Policy, that is included in income, except where the distribution or loan is:

                           - made when you are age 59 1/2 or older;

                           - attributable to your becoming disabled; or

                           - is part of a series of substantially equal periodic
                             payments for the duration of your life (or life expectancy) or for the duration of the longer of your or the beneficiary's life (or life expectancies).

                           DISTRIBUTIONS UNDER A POLICY THAT IS NOT A MEC.  If
                       your Policy is not a MEC, a distribution is generally treated first as a tax-free recovery of the "investment in the contract," and then as a distribution of taxable income to the extent the distribution exceeds the "investment in the contract." An exception is made for cash distributions that occur in the first 15 Policy Years as a result of a decrease in the death benefit or other change which reduces benefits under the Policy which are made for purposes of maintaining compliance with Section 7702. Such distributions are taxed in whole or part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

                           If your Policy is not a MEC, policy loans and loans
                       secured by the Policy are generally not treated as distributions. Such loans are instead treated as your indebtedness.

                           Finally, if your Policy is not a MEC, distributions
                       (including distributions upon surrender), policy loans and loans secured by the Policy are not subject to the 10 percent additional tax.

                           POLICY LOAN INTEREST.  Generally, no tax deduction is
                       allowed for interest paid or accrued on any indebtedness under a Policy. In addition, if the policyowner is not a natural person, or is a direct or indirect beneficiary under the Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's otherwise allowable interest expense deduction. This rule may not, however, apply if you are such a policyowner engaged in a trade business and the Policy covers an officer, director, employee, or 20 percent owner of your business, within the meaning of Section 264(f)(4). You should consult your tax adviser for further guidance on these issues.

                           MULTIPLE POLICIES.  All modified endowment contracts
                       issued by us (or our affiliates) to you during any calendar year will be treated as a single MEC for purposes of determining the amount of a policy distribution which is taxable to you.

 We may be required    FEDERAL INCOME TAX WITHHOLDING.  We will withhold and
 to withhold taxes     remit to the federal government the amount of any tax
 from certain          due on that portion of a policy distribution which is
 distributions to      taxable, unless you direct us otherwise in writing at or
 you.                  before the time of the distribution. As the policyowner,
                       however, you will be responsible for the payment of any taxes and early distribution penalties that may be due on policy distributions, regardless of whether those amounts are subject to withholding.

                       OUR TAXES

                           As a result of the Omnibus Budget Reconciliation Act
                       of 1990, we are currently making, and are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This so-called "deferred acquisition cost" tax ("DAC tax") applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for Sun Life of Canada (U.S.).

                           At present, we do not assess any charge against the
                       assets of the Variable Account for any federal, state or local taxes that we incur which may be attributable to the Variable Account or any Policy. We, however, reserve the right in the future to assess a charge against the assets of the Variable Account for any such taxes or other economic burdens resulting from the application of any tax laws that we determine to be properly attributable to the Variable Account or any Policy.

                                        DISTRIBUTION OF POLICY

                           The Policy will be sold by licensed insurance agents
                       in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with us and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of Sun Life of Canada (U.S.) and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by us and variable life insurance contracts issued by the Company.

                           Gross first year commissions plus any expense
                       allowance payments paid by the Company on the sale of the Policy provided by Clarendon may vary with the sales agreement with broker-dealers depending on the particular circumstances, but is not expected to exceed 90% of the target premium, which will vary based on the insured's age, sex and rating Class, plus 3% of any excess premium payments. Gross renewal commissions in Policy Years 2 through 10 paid by us will not exceed 3% of actual premium payment, and will not exceed 1% in Policy Years 11 and thereafter. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. In Policy Year 3 and thereafter, 0.10% of the Account Value per annum will be paid to broker-dealers.

                                             VOTING RIGHTS

                           We are the legal owner of all shares of the Funds
                       held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Sub-Accounts in accordance with instructions received from policyowners who have an interest in the respective Sub-Accounts.

                           We will vote shares held in each Sub-Account for
                       which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Sub-Account for which instructions are received. Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

                           The number of shares in each Sub-Account for which
                       instructions may be given by a policyowner is determined by dividing the portion of the Account Value derived from participation in that Sub-Account, if any, by the value of one share of the corresponding Fund. We will determine the number as of a date chosen by us, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

                           We may, if required by state insurance regulators,
                       disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to policyowners.

                                 OUR DIRECTORS AND EXECUTIVE OFFICERS

                           Our directors and executive officers are listed
                       below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, those directors and officers who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions. The asterisks below denote the year that the indicated director was elected to our board of directors.

                       JOHN D. MCNEIL, 64, Director (1982*)
                       150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is Chairman and a Director of Sun Life Assurance
                       Company of Canada; a Director of Massachusetts Financial Services Company and Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; Chairman and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account; and a Director of Shell (Canada) Limited, Canadian Pacific, Ltd. and Canadian Pacific Securities (Ontario) Limited.

                       DONALD A. STEWART, 52, Chairman and Director (1996*) 150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is President, Chief Executive Officer and a
                       Director of Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Insurance and Annuity Company of New York; and a Director of Massachusetts Financial Services Company, Massachusetts Casualty Insurance Company, Sun Life Financial Services Limited, Spectrum United Holdings, Inc. and Sun Life of Canada UK Holdings, plc.

                       DAVID D. HORN, 57, Director (1985*)
                       Strong Road
                       New Vineyard, ME 04956

                           He was formerly Senior Vice President and General
                       Manager for the United States of Sun Life Assurance Company of Canada, retiring in December, 1997. He is a Director of Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

                       ANGUS A. MACNAUGHTON, 67, Director (1985*)
                       Metro Tower, Suite 1170
                       950 Tower Lane
                       Foster City, California 94404

                           He is President of Genstar Investment Corporation and
                       a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Canadian Pacific, Ltd., Varian Associates, Inc., Diversified Collection Services, Inc., the San Francisco Opera, Genstar Investment LLC and Genstar Capital Corporation; and Vice Chairman and a Director of Barrick Gold Corporation.

                       JOHN S. LANE, 63, Director (1991*)
                       150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is Senior Vice President, Investments of Sun Life
                       Assurance Company of Canada; and a Director of Sun Life Insurance and Annuity Company of New York.

                       RICHARD B. BAILEY, 72, Director (1983*)
                       63 Atlantic Ave
                       Boston, Massachusetts 02116

                           He is a Director of Sun Life Insurance and Annuity
                       Company of New York and a Director/Trustee of certain Funds in the MFS Family of Funds.

                       M. COLYER CRUM, 66, Director (1986*)
                       104 Westcliff Street
                       Weston, Massachusetts 02193

                           He is Professor Emeritus of the Harvard Business
                       School; Chairman and a Director of Phaeton International N.V.; a Director of Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Cambridge Bancorp, Cambridge Trust Company, Merrill Lynch Ready Assets Trust, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Global Growth Fund, Inc., Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch Special Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch U.S.A. Government Reserves, MuniVest Florida Fund, MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniYield Michigan Insured Fund, Inc., and MuniYield New Jersey Insured Fund, Inc.; and a Trustee of Merrill Lynch Global Resources Trust, Merrill Lynch Ready Assets Trust, MuniYield Florida Insured Fund, and MuniYield Pennsylvania Fund. Prior to July, 1996, he was a Professor at the Harvard Business School.

                       S. CAESAR RABOY, 62, Senior Vice President and Deputy General Manager and Director (1996*)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02181

                           He is Senior Vice President and Deputy General
                       Manager for the United States of Sun Life Assurance Company of Canada; Senior Vice President and a Director of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life Financial Services Limited; and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc.

                       JAMES M.A. ANDERSON, 49, Vice President, Investments
                       (1998)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02181

                           He is Vice President, Investments, of Sun Life
                       Assurance Company of Canada and Sun Life Insurance and Annuity Company of New York; President and a Director of Sun Capital Advisers, Inc.; President and C.E.O. of Sun Capital Advisers Trust; Vice President and a Director of Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Canada Financial Co.; Vice President, Investments, and a Director of Sun Life of Canada (U.S.) Distributors, Inc; and a Director of Massachusetts Casualty Insurance Company, New London Trust, F.S.B., Sun Benefit Services Company, Inc., Sun Life Information Services Ireland Limited, and Clarendon Insurance Agency, Inc.

                       C. JAMES PRIEUR, 47, President and Director (1998*) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02181

                           He is Senior Vice President and General Manager for
                       the United States of Sun Life Assurance Company of Canada; President and a Director of Sun Life Insurance and Annuity Company of New York; Chairman and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Sun Capital Advisers, Inc.; Chairman, Sun Capital Advisers Trust, President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada-- U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) SPE 97-1, Inc., and Sun Benefit Services Company; and a Director of Clarendon Insurance Agency, Inc., Massachusetts Casualty Insurance Company, Sun Life Financial Services, Ltd and Sun Life Information Services Ireland Limited.

                       L. BROCK THOMSON, 57, Vice President and Treasurer (1974) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02181

                           He is Vice President, Portfolio Management for the
                       United States of Sun Life Assurance Company of Canada; Vice President and Treasurer of Sun Life of Canada (U.S.) Distributors, Inc., Sun Benefit Services Company, Inc., Sun Life Insurance and Annuity Company of New York, and Clarendon Insurance Agency, Inc.; and Assistant Treasurer of Massachusetts Casualty Insurance Company.

                       ROBERT P. VROLYK, 45, Vice President and Actuary (1986) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02181

                           He is Vice President, Finance of Sun Life Assurance
                       Company of Canada; Vice President, Controller and Actuary of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc.; Vice President, Treasurer and a Director of Sun Capital Advisers, Inc.; Treasurer and Chief Financial Officer, Sun Capital Advisers Trust; Treasurer and a Director of Sun Life of Canada (U.S.) SPE 97-1, Inc.; and a

                       Director of Clarendon Insurance Agency, Inc., Sun Benefit Services Company, Inc., and Sun Life Information Services Ireland, Limited.

                       PETER F. DEMUTH, 40, Vice President, Chief Counsel and Assistant Secretary (1998)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President and Chief Counsel for the United
                       States of Sun Life Assurance Company of Canada; and Assistant Secretary of Sun Life Insurance and Annuity Company of New York and Sun Capital Advisers Trust.

                       ELLEN B. KING, 41, Secretary (1998)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           She is Assistant Counsel of Sun Life Assurance
                       Company of Canada and Secretary of Sun Life Insurance and Annuity Company of New York.

                           Our directors, officers and employees are covered
                       under a commercial blanket bond and a liability policy. The directors, officers and employees of Massachusetts Financial Services Company and Clarendon Insurance Agency, Inc. are covered under a fidelity bond and errors and omissions policy.

                                           OTHER INFORMATION

                       STATE REGULATION

                           We are subject to the laws of Delaware governing life
                       insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

                           We are required to file an annual statement with the
                       insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

                       LEGAL PROCEEDINGS

                           There are no pending legal proceedings which would
                       have an adverse material effect on the Variable Account. We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

                       EXPERTS

                           Actuarial matters concerning the policy have been
                       examined by Georges C. Rouhart, FSA, MAAA, Product
                       Officer.

                       ACCOUNTANTS

                           Deloitte & Touche LLP have audited our financial
                       statements included in this prospectus. There are no financial statements for the Variable Account because it had not commenced operations as of the date of this prospectus.

                       REGISTRATION STATEMENTS

                           This prospectus is part of a registration statement
                       that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement for further information concerning the Variable Account, Sun Life of Canada (U.S.), the mutual fund investment options, and the Policy.

                       YEAR 2000 COMPLIANCE

                           During the fourth quarter of 1996, we began a
                       comprehensive analysis of our information technology ("IT") and non-IT systems, including our hardware, software, data, data feed products, and internal and external supporting services, to address the ability of these systems to process date calculations through the year 2000 and beyond correctly. We created a full-time year 2000 project team in early 1997 to manage this endeavor on a company-wide basis. Our year 2000 project is periodically reviewed by internal and external auditors.

                           To date, relevant systems have been identified and
                       their components inventoried, needed resolutions have been documented, timelines and project plans have been developed, remediation and testing are in process, and over 70% of our applications have been certified as compliant. Our goal is to complete the majority of the effort by the end of 1998. However, a small number of tasks will be pushed into the first quarter of 1999 to accommodate testing of vendor upgrades not available until late 1998, re-testing interfaces once all systems are certified as compliant, and re-testing of mission critical functions.

                           In mid-1997, the project team contacted all key
                       vendors to obtain either their certification for the products and services provided or their plan to make those products and services compliant. To date, approximately 90% of these vendors have responded, and the project team is in the process of reviewing their responses. In addition, the project team recently has opened communications with critical business partners, such as third-party administrators, investment property managers, investment mortgage correspondents and others, with the goal that these partners will continue to be able to support our objective of assuring year 2000 compliance.

                           Although we expect all critical systems to be year
                       2000 compliant before the end of 1999, there can be no assurance that this result will be completely achieved. Factors giving rise to this uncertainty include possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third-parties whose systems and operations affect our company, and other similar uncertainties. A possible worst-case scenario might include one or more of our significant systems being non-compliant. Such a scenario could result in material disruption to our operations. Consequences of such disruptions could include, among other possibilities, the inability to update customers' accounts; process payment and other financial transactions; and report accurate data to management, customers, regulators and others. Consequences could also include business interruptions or shutdowns, reputational harm, increased scrutiny by regulators, and litigation related to year 2000 issues. Such potential consequences, depending on their nature and duration, could have material impact on our results of operations and financial position.

                           In order to mitigate the risks to our company of
                       material adverse operational or financial impacts from failure to achieve planned year 2000 compliance, we have established contingency planning at the business unit and corporate levels. By year-end 1998, we expect to have expended, cumulatively, approximately $7 million on our year 2000 effort, and we expect to incur a further $4.8 million on this effort in 1999.

                                         FINANCIAL STATEMENTS

                           Sun Life of Canada (U.S.)'s financial statements,
                       which are included in this prospectus, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.

                      APPENDIX A--GLOSSARY OF POLICY TERMS

    ACCOUNT VALUE--The sum of the amounts in each Sub-Account of the Variable Account and the Fixed Account Value with respect to a Policy.

    ATTAINED AGE--The insured's Issue Age plus the number of completed Policy Years.

    BUSINESS DAY--Any day that we are open for business.

    CASH VALUE--Account Value less any surrender charges.

    CASH SURRENDER VALUE--The Cash Value decreased by the balance of any outstanding Policy Debt.

    CLASS--The risk, underwriting and substandard table rating, if any, classification of the insured.

    DAILY RISK PERCENTAGE--The daily rate for deduction of the Mortality and Expense Risk Charge.

    DUE PROOF--Such evidence as we may reasonably require in order to establish that Policy Proceeds are due and payable.

    EFFECTIVE DATE OF COVERAGE--Initially, the Investment Start Date; with respect to any increase in the Specified Face Amount, the Monthly Anniversary Day that falls on or next follows the date we approve the supplemental application for that increase; with respect to any decrease in the Specified Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

    EXPENSE CHARGES APPLIED TO PREMIUM--A percentage charge deducted from each premium payment.

    FUND--A mutual fund portfolio in which a Sub-Account invests.

    FIXED ACCOUNT VALUE--The portion of the Account Value funded by the assets of our general account.

    INITIAL PREMIUM--The initial premium amount specified in a Policy.

    INSURED--The person on whose life a Policy is issued.

    INVESTMENT START DATE--The date the first premium is applied, which will be the later of the Issue Date, or the Business Day we receive a premium equal to or in excess of the initial premium.

    ISSUE AGE--The insured's age as of the insured's birthday nearest the policy effective date.

    ISSUE DATE--The date we produce a Policy from our system as specified in the Policy.

    MATURITY--The policy anniversary on which the insured's Attained Age is 100.

    MONTHLY ANNIVERSARY DAY--The same day in each succeeding month as the day of the month corresponding to the policy effective date.

    MONTHLY COST OF INSURANCE--A deduction made on a monthly basis for the insurance coverage provided by the Policy.

    MONTHLY EXPENSE CHARGE--A per Policy deduction made on a monthly basis for administration and other expenses.

    MORTALITY AND EXPENSE RISK CHARGE--The annual rate deducted from the Account Value in the Sub-Accounts for the mortality and expense risk we assume by issuing the Policy. This annual rate is converted to a daily rate, the Daily Risk Percentage, and deducted from the Unit Values of the Sub-Accounts on a daily basis.

    OUR PRINCIPAL OFFICE--Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to you by written notice.

    POLICY ANNIVERSARY--The same day in each succeeding year as the day of the year corresponding to the policy effective date.

    POLICY APPLICATION--The application for a Policy, a copy of which is attached to and incorporated in the Policy.

    POLICY DEBT--The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

    POLICY MONTH--A Policy Month is a one-month period commencing on the policy effective date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

    POLICY PROCEEDS--The amount determined in accordance with the terms of the Policy which is payable at the death of the insured prior to the Policy Maturity date. This amount is the death benefit, decreased by the amount of any outstanding Policy Debt, and increased by the amounts payable under any supplemental benefits.

    POLICY YEAR--A Policy Year is a one-year period commencing on the policy effective date or any Policy Anniversary and ending on the next Policy Anniversary.

    SPECIFIED FACE AMOUNT--The amount of life insurance coverage you request as specified in your Policy.

    SUB-ACCOUNTS--Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to you.

    SUN LIFE OF CANADA (U.S.)--Sun Life Assurance Company of Canada (U.S.).

    UNIT--A Unit of measurement that we use to calculate the value of each Sub-Account.

    UNIT VALUE--The value of each Unit of assets in a Sub-Account.

    VALUATION DATE--Any day that benefits vary and on which we, the applicable Fund, and the New York Stock Exchange are open for business and any other day as may be required by the applicable rules and regulations of the Securities and Exchange Commission.

    VALUATION PERIOD--The period of time from one determination of Unit Values to the next following determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

    VARIABLE ACCOUNT--Sun Life of Canada (U.S.) Variable Account I.

                   APPENDIX B--FEES AND EXPENSES OF THE FUNDS

                                                                                                                      TOTAL
                                                                                      OTHER                         OPERATING
FUND                                                            MANAGEMENT FEES     EXPENSES       12b-1 FEES       EXPENSES
-------------------------------------------------------------  -----------------  -------------  ---------------  -------------
DREYFUS VARIABLE INVESTMENT FUND

- DREYFUS INDEX (S&P 500)                                                 --               --              --              --

- DREYFUS SMALL CAP PORTFOLIO                                             --               --              --              --

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

- VIP GROWTH PORTFOLIO                                                    --               --              --              --

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

- VIP II CONTRAFUND PORTFOLIO                                             --               --              --              --

- VIP II ASSET MANAGER: GROWTH PORTFOLIO                                  --               --              --              --

GOLDMAN SACHS VARIABLE INSURANCE TRUST

- GOLDMAN SACHS CORE LARGE CAP GROWTH FUND                                --               --              --              --

- GOLDMAN SACHS CORE SMALL CAP EQUITY FUND                                --               --              --              --

- GOLDMAN SACHS CORE U.S. EQUITY FUND                                     --               --              --              --

- GOLDMAN SACHS INTERNATIONAL EQUITY FUND                                 --               --              --              --

J.P. MORGAN SERIES TRUST II

- INTERNATIONAL OPPORTUNITIES PORTFOLIO                                   --               --              --              --

- SMALL COMPANY PORTFOLIO                                                 --               --              --              --

MFS/SUN LIFE SERIES TRUST

- CAPITAL APPRECIATION SERIES                                             --               --              --              --

- CONSERVATIVE GROWTH SERIES                                              --               --              --              --

- EMERGING GROWTH SERIES                                                  --               --              --              --

- GOVERNMENT SECURITIES SERIES                                            --               --              --              --

- HIGH YIELD SERIES                                                       --               --              --              --

- RESEARCH SERIES                                                         --               --              --              --

- TOTAL RETURN SERIES                                                     --               --              --              --

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

- MID CAP GROWTH PORTFOLIO                                                --               --              --              --

- PARTNERS PORTFOLIO                                                      --               --              --              --

OCC ACCUMULATION TRUST

- MID CAP PORTFOLIO                                                       --               --              --              --

- SMALL CAP PORTFOLIO                                                     --               --              --              --

                                                                                                                      TOTAL
                                                                                      OTHER                         OPERATING
FUND                                                            MANAGEMENT FEES     EXPENSES       12b-1 FEES       EXPENSES
-------------------------------------------------------------  -----------------  -------------  ---------------  -------------
SUN CAPITAL FUNDS

- SUN CAPITAL INVESTMENT GRADE BOND FUND                                  --               --              --              --

- SUN CAPITAL MONEY MARKET FUND                                           --               --              --              --

- SUN CAPITAL REAL ESTATE FUND                                            --               --              --              --

WARBURG PINCUS TRUST

- INTERNATIONAL EQUITY PORTFOLIO                                          --               --              --              --

- POST-VENTURE CAPITAL PORTFOLIO                                          --               --              --              --

- SMALL COMPANY GROWTH PORTFOLIO                                          --               --              --              --

    The Fund expenses shown above are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account. The following Funds are subject to the following fee waiver and/or expense reimbursement arrangements.

[FUND--

    INVESTMENT PORTFOLIO.] The management fees, other expenses and total operating expenses are net of any fee waivers or expense reimbursements. The investment adviser has voluntarily agreed to reimburse a portion of the management fees and/or other expenses resulting in a reduction of total operating expenses. Without such waivers or reimbursement, management fees would
have been     %, other expenses would have been     %, and total operating
expenses would have been     %.

    The management fees and other expenses are more fully described in the prospectuses for each Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

                 APPENDIX C--TABLE OF DEATH BENEFIT PERCENTAGES

            APPLICABLE
   AGE      PERCENTAGE
---------  -------------
   20             250%
   21             250%
   22             250%
   23             250%
   24             250%
   25             250%
   26             250%
   27             250%
   28             250%
   29             250%
   30             250%
   31             250%
   32             250%
   33             250%
   34             250%
   35             250%
   36             250%
   37             250%
   38             250%
   39             250%
   40             250%
   41             243%
   42             236%
   43             229%
   44             222%
   45             215%
   46             209%
   47             203%
   48             197%
   49             191%
   50             185%
   51             178%
   52             171%
   53             164%
   54             157%
   55             150%
   56             146%
   57             142%
   58             138%
   59             134%

            APPLICABLE
   AGE      PERCENTAGE
---------  -------------
   60             130%
   61             128%
   62             126%
   63             124%
   64             122%
   65             120%
   66             119%
   67             118%
   68             117%
   69             116%
   70             115%
   71             113%
   72             111%
   73             109%
   74             107%
   75             105%
   76             105%
   77             105%
   78             105%
   79             105%
   80             105%
   81             105%
   82             105%
   83             105%
   84             105%
   85             105%
   86             105%
   87             105%
   88             105%
   89             105%
   90             105%
   91             104%
   92             103%
   93             102%
   94             101%
   95             100%
   96             100%
   97             100%
   98             100%
   99             100%

                 APPENDIX D--SAMPLE HYPOTHETICAL ILLUSTRATIONS

               ILLUSTRATIONS OF DEATH BENEFITS, SURRENDER VALUES
                            AND ACCUMULATED PREMIUMS

    The illustrations in this prospectus have been prepared to help show how values under the Policy change with investment performance. The illustrations on the following pages illustrate the way in which a Policy's death benefit, Account Value and Cash Surrender Value could vary over an extended period of time. They assume that all Premiums are allocated to and remain in the Variable Account for the entire period shown and are based on hypothetical gross annual investment returns for the Funds (I.E., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

    The Account Values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy Years. The values would also be different depending on the allocation of a Policy's total Account Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Fund varied above and below such averages.

    The amounts shown for the death benefits and Account Values take into account all charges and deductions imposed under the Policy based on the assumptions set forth in the tables below. These include the Expense Charges Applied to Premium, the Daily Risk Percentage charged against the Variable Account for mortality and expense risks, the Monthly Expense Charge and the Monthly Cost of Insurance. The Expense Charges Applied to Premium is equal to a 3% charge for sales load and our federal tax obligations and the applicable local and state premium tax assumed to be 2%. The Daily Risk Percentage charged against the Variable Account for mortality and expense risks is an annual effective rate of 0.80% for the first 10 Policy Years and 0.50% thereafter and is guaranteed not to exceed an annual effective rate of .90%. The Monthly Expense Charge is $8.00 per month for all Policy Years.

    The amounts shown in the tables also take into account the Funds' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.90% of the average daily net assets of each Fund. This is based upon a simple average of the advisory fees and expenses of all the Funds for the most recent fiscal year taking into account any applicable expense caps or expense reimbursement arrangements. Actual fees and expenses of the Funds may be more or less than 0.90%, will vary from year to year, and will depend upon how Account Value is allocated among the Sub-Accounts. See the prospectuses for the Fund for more information on Fund expenses. The gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.70%, 4.30%, and 10.30%, respectively, during the first 10 Policy Years and -1.40%, 4.60%, and 10.60%, respectively, thereafter taking into account the current Daily Risk Percentage charge and the assumed 0.90% charge for the Fund's advisory fees and operating expenses; and -1.80%, 4.20% and 10.20%, respectively taking into account the guaranteed Daily Risk Percentage charge.

    The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. If, in the future, such charges are made, in order to produce the illustrated death benefits and Cash Values, the gross annual investment rate of return would have to exceed 0%, 6%, or 12% by a sufficient amount to cover the tax charges.

    The second column of each table shows the amount which would accumulate if an amount equal to each premium were invested and earned interest, after taxes, at 5% per year, compounded annually.

    We will furnish upon request a comparable table using any specific set of circumstances. In addition to a table assuming Policy charges at their maximum, we will furnish a table assuming current Policy charges.

                                    TABLE 1

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                            MALE, PREFERRED, AGE 45
                         $250,000 SPECIFIED FACE AMOUNT
                            ANNUAL PREMIUM $3,500.00
                             DEATH BENEFIT OPTION A
                             CURRENT POLICY CHARGES

                                  HYPOTHETICAL 0%               HYPOTHETICAL 6%              HYPOTHETICAL 12%
         PREMIUMS         GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN
           PAID                        NET -1.70%                     NET 4.30%                    NET 10.30%
           PLUS     -----------------------------  ----------------------------  ----------------------------
         INTEREST     CASH                           CASH                          CASH
POLICY    AT 5%     SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT   DEATH   SURRENDER   ACCOUNT   DEATH
 YEAR    PER YEAR     VALUE      VALUE    BENEFIT    VALUE      VALUE   BENEFIT    VALUE      VALUE   BENEFIT
-------  --------   ---------   -------   -------  ---------   -------  -------  ---------   -------  -------
      1    3,675        589      2,524    250,000       765     2,700   250,000       940     2,875   250,000
      2    7,534      3,014      4,949    250,000     3,523     5,458   250,000     4,053     5,988   250,000
      3   11,585      5,338      7,273    250,000     6,339     8,274   250,000     7,425     9,360   250,000
      4   15,840      7,574      9,509    250,000     9,229    11,164   250,000    11,099    13,034   250,000
      5   20,307      9,731     11,666    250,000    12,203    14,138   250,000    15,114    17,049   250,000

      6   24,997     12,142     13,747    250,000    15,599    17,204   250,000    19,840    21,445   250,000
      7   29,922     14,462     15,757    250,000    19,074    20,369   250,000    24,971    26,266   250,000
      8   35,093     16,724     17,692    250,000    22,667    23,634   250,000    30,590    31,558   250,000
      9   40,523     18,905     19,543    250,000    26,358    26,996   250,000    36,722    37,360   250,000
     10   46,224     20,968     21,298    250,000    30,115    30,445   250,000    43,388    43,718   250,000

     11   52,210     22,981     22,981    250,000    34,038    34,038   250,000    50,787    50,787   250,000
     12   58,495     24,504     24,504    250,000    37,675    37,675   250,000    58,514    58,514   250,000
     13   65,095     25,840     25,840    250,000    41,333    41,333   250,000    66,957    66,957   250,000
     14   72,025     26,979     26,979    250,000    45,006    45,006   250,000    76,198    76,198   250,000
     15   79,301     27,908     27,908    250,000    48,687    48,687   250,000    86,334    86,334   250,000

     16   86,941     28,557     28,557    250,000    52,315    52,315   250,000    97,431    97,431   250,000
     17   94,963     29,022     29,022    250,000    55,981    55,981   250,000   109,698    109,698  250,000
     18  103,387     29,287     29,287    250,000    59,679    59,679   250,000   123,282    123,282  250,000
     19  112,231     29,336     29,336    250,000    63,401    63,401   250,000   138,355    138,355  250,000
     20  121,517     29,147     29,147    250,000    67,139    67,139   250,000   155,118    155,118  250,000

 Age 60   79,301     27,908     27,908    250,000    48,687    48,687   250,000    86,334    86,334   250,000
 Age 65  121,517     29,147     29,147    250,000    67,139    67,139   250,000   155,118    155,118  250,000
 Age 70  175,397     23,600     23,600    250,000    81,978    81,978   250,000   272,468    272,468  316,062
 Age 75  244,163      6,223      6,223    250,000   101,818    101,818  250,000   466,151    466,151  498,782

(1) Assumes a $3,500.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause your Policy to lapse due to insufficient Account Value.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 2

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                            MALE, PREFERRED, AGE 55
                         $250,000 SPECIFIED FACE AMOUNT
                            ANNUAL PREMIUM $5,675.00
                             DEATH BENEFIT OPTION A
                             CURRENT POLICY CHARGES

                                  HYPOTHETICAL 0%                HYPOTHETICAL 6%              HYPOTHETICAL 12%
         PREMIUMS         GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN
           PAID                        NET -1.70%                      NET 4.30%                    NET 10.30%
           PLUS     -----------------------------  -----------------------------  ----------------------------
         INTEREST     CASH                           CASH                           CASH
POLICY    AT 5%     SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT   DEATH
 YEAR    PER YEAR     VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE   BENEFIT
-------  --------   ---------   -------   -------  ---------   -------   -------  ---------   -------  -------
      1    5,959      1,074      3,887    250,000    1,352      4,164    250,000     1,630     4,443   250,000
      2   12,215      4,812      7,625    250,000    5,612      8,425    250,000     6,448     9,261   250,000
      3   18,785      8,402     11,215    250,000    9,973     12,786    250,000    11,681    14,494   250,000
      4   25,683     11,830     14,643    250,000   14,424     17,237    250,000    17,361    20,173   250,000
      5   32,926     15,092     17,905    250,000   18,965     21,778    250,000    23,533    26,346   250,000

      6   40,531     18,667     21,002    250,000   24,079     26,414    250,000    30,734    33,069   250,000
      7   48,516     22,029     23,914    250,000   29,246     31,131    250,000    38,502    40,387   250,000
      8   56,901     25,225     26,633    250,000   34,518     35,926    250,000    46,957    48,365   250,000
      9   65,705     28,213     29,140    250,000   39,859     40,787    250,000    56,140    57,067   250,000
     10   74,949     30,917     31,394    250,000   45,202     45,680    250,000    66,072    66,550   250,000

     11   84,655     33,453     33,453    250,000   50,715     50,715    250,000    77,090    77,090   250,000
     12   94,846     35,310     35,310    250,000   55,862     55,862    250,000    88,733    88,733   250,000
     13  105,547     36,908     36,908    250,000   61,080     61,080    250,000   101,588    101,588  250,000
     14  116,783     38,204     38,204    250,000   66,346     66,346    250,000   115,804    115,804  250,000
     15  128,581     39,145     39,145    250,000   71,630     71,630    250,000   131,559    131,559  250,000

     16  140,969     39,054     39,054    250,000   76,365     76,365    250,000   148,729    148,729  250,000
     17  153,976     38,508     38,508    250,000   81,054     81,054    250,000   167,952    167,952  250,000
     18  167,634     37,468     37,468    250,000   85,689     85,689    250,000   189,582    189,582  250,000
     19  181,974     35,875     35,875    250,000   90,250     90,250    250,000   214,043    214,043  250,000
     20  197,032     33,657     33,657    250,000   94,715     94,715    250,000   241,821    241,821  258,748

 Age 60  128,581     15,092     17,905    250,000   18,965     21,778    250,000    23,533    26,346   250,000
 Age 65  197,032     30,917     31,394    250,000   45,202     45,680    250,000    66,072    66,550   250,000
 Age 70  284,394     39,145     39,145    250,000   71,630     71,630    250,000   131,559    131,559  250,000
 Age 75  395,892     33,657     33,657    250,000   94,715     94,715    250,000   241,821    241,821  258,748

(1) Assumes a $3,500.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause your Policy to lapse due to insufficient Account Value.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 3

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                            MALE, PREFERRED, AGE 45
                         $250,000 SPECIFIED FACE AMOUNT
                            ANNUAL PREMIUM $3,500.00
                             DEATH BENEFIT OPTION A
                           GUARANTEED POLICY CHARGES

                                  HYPOTHETICAL 0%                HYPOTHETICAL 6%              HYPOTHETICAL 12%
         PREMIUMS         GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN
           PAID                        NET -1.70%                      NET 4.30%                    NET 10.30%
           PLUS     -----------------------------  -----------------------------  ----------------------------
         INTEREST     CASH                           CASH                           CASH
POLICY    AT 5%     SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT   DEATH
 YEAR    PER YEAR     VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE   BENEFIT
-------  --------   ---------   -------   -------  ---------   -------   -------  ---------   -------  -------
      1    3,675        586      2,521    250,000      762      2,697    250,000       937     2,872   250,000
      2    7,534      2,837      4,772    250,000    3,339      5,274    250,000     3,864     5,799   250,000
      3   11,585      4,985      6,920    250,000    5,963      7,898    250,000     7,027     8,962   250,000
      4   15,840      7,029      8,964    250,000    8,632     10,567    250,000    10,449    12,384   250,000
      5   20,307      8,961     10,896    250,000   11,340     13,275    250,000    14,150    16,085   250,000

      6   24,997     11,112     12,717    250,000   14,417     16,022    250,000    18,486    20,091   250,000
      7   29,922     13,115     14,410    250,000   17,499     18,794    250,000    23,128    24,423   250,000
      8   35,093     14,998     15,965    250,000   20,611     21,579    250,000    28,135    29,103   250,000
      9   40,523     16,732     17,370    250,000   23,728     24,366    250,000    33,523    34,160   250,000
     10   46,224     18,278     18,608    250,000   26,809     27,139    250,000    39,292    39,622   250,000

     11   52,210     19,664     19,664    250,000   29,882     29,882    250,000    45,523    45,523   250,000
     12   58,495     20,526     20,526    250,000   32,583     32,583    250,000    51,905    51,905   250,000
     13   65,095     21,186     21,186    250,000   35,233     35,233    250,000    58,824    58,824   250,000
     14   72,025     21,631     21,631    250,000   37,818     37,818    250,000    66,339    66,339   250,000
     15   79,301     21,836     21,836    250,000   40,316     40,316    250,000    74,509    74,509   250,000

     16   86,941     21,777     21,777    250,000   42,700     42,700    250,000    83,406    83,406   250,000
     17   94,963     21,424     21,424    250,000   44,940     44,940    250,000    93,112    93,112   250,000
     18  103,387     20,738     20,738    250,000   47,000     47,000    250,000   103,723    103,723  250,000
     19  112,231     19,670     19,670    250,000   48,833     48,833    250,000   115,348    115,348  250,000
     20  121,517     18,166     18,166    250,000   50,382     50,382    250,000   128,120    128,120  250,000

 Age 60   79,301     21,836     21,836    250,000   40,316     40,316    250,000    74,509    74,509   250,000
 Age 65  121,517     18,166     18,166    250,000   50,382     50,382    250,000   128,120    128,120  250,000
 Age 70  175,397      2,208      2,208    250,000   51,993     51,993    250,000   216,689    216,689  251,359
 Age 75  244,163      --          --      250,000   33,576     33,576    250,000   365,666    365,666  391,263

(1) Assumes a $3,500.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause your Policy to lapse due to insufficient Account Value.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 4

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                            MALE, PREFERRED, AGE 55
                         $250,000 SPECIFIED FACE AMOUNT
                            ANNUAL PREMIUM $5,675.00
                             DEATH BENEFIT OPTION A
                           GUARANTEED POLICY CHARGES

                                  HYPOTHETICAL 0%                HYPOTHETICAL 6%              HYPOTHETICAL 12%
         PREMIUMS         GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN
           PAID                        NET -1.70%                      NET 4.30%                    NET 10.30%
           PLUS     -----------------------------  -----------------------------  ----------------------------
         INTEREST     CASH                           CASH                           CASH
POLICY    AT 5%     SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT    DEATH   SURRENDER   ACCOUNT   DEATH
 YEAR    PER YEAR     VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE   BENEFIT
-------  --------   ---------   -------   -------  ---------   -------   -------  ---------   -------  -------
      1    5,959      1,069      3,882    250,000    1,347      4,160    250,000     1,626     4,438   250,000
      2   12,215      4,124      6,936    250,000    4,903      7,715    250,000     5,718     8,530   250,000
      3   18,785      6,945      9,758    250,000    8,431     11,243    250,000    10,052    12,864   250,000
      4   25,683      9,525     12,337    250,000   11,918     14,731    250,000    14,645    17,457   250,000
      5   32,926     11,840     14,653    250,000   15,342     18,155    250,000    19,507    22,319   250,000

      6   40,531     14,349     16,684    250,000   19,156     21,491    250,000    25,129    27,464   250,000
      7   48,516     16,520     18,405    250,000   22,824     24,709    250,000    31,019    32,904   250,000
      8   56,901     18,376     19,784    250,000   26,367     27,775    250,000    37,245    38,652   250,000
      9   65,705     19,850     20,777    250,000   29,712     30,640    250,000    43,789    44,716   250,000
     10   74,949     20,860     21,337    250,000   32,774     33,252    250,000    50,631    51,108   250,000

     11   84,655     21,421     21,421    250,000   35,561     35,561    250,000    57,853    57,853   250,000
     12   94,846     20,991     20,991    250,000   37,525     37,525    250,000    64,993    64,993   250,000
     13  105,547     20,001     20,001    250,000   39,087     39,087    250,000    72,579    72,579   250,000
     14  116,783     18,399     18,399    250,000   40,190     40,190    250,000    80,675    80,675   250,000
     15  128,581     16,116     16,116    250,000   40,756     40,756    250,000    89,354    89,354   250,000

     16  140,969     13,042     13,042    250,000   40,666     40,666    250,000    98,687    98,687   250,000
     17  153,976      8,896      8,896    250,000   39,644     39,644    250,000   108,671    108,671  250,000
     18  167,634      3,776      3,776    250,000   37,744     37,744    250,000   119,584    119,584  250,000
     19  181,974      --          --        --      34,600     34,600    250,000   131,487    131,487  250,000
     20  197,032      --          --        --      29,930     29,930    250,000   144,590    144,590  250,000

 Age 60  128,581     11,840     14,653    250,000   15,342     18,155    250,000    19,507    22,319   250,000
 Age 65  197,032     20,860     21,337    250,000   32,774     33,252    250,000    50,631    51,108   250,000
 Age 70  284,394     16,116     16,116    250,000   40,756     40,756    250,000    89,354    89,354   250,000
 Age 75  395,892      --          --        --      29,930     29,930    250,000   144,590    144,590  250,000

(1) Assumes a $3,500.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause your Policy to lapse due to insufficient Account Value.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  [BACK COVER]

    The Securities and Exchange Commission maintains an Internet Web site (http//www.sec.gov) that contains additional information about Sun Life of Canada (U.S.), the Policy and the variable account which may be of interest to you. The Web site also contains additional information about the Policy's mutual fund investment options.

                                       PART II

                             UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       REPRESENTATION OF REASONABLENESS OF FEES

     Sun Life Assurance Company of Canada (U.S.)("Sun Life of Canada (U.S.)") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life (U.S.).

                            UNDERTAKING ON INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to its certificate of incorporation, bylaws, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                          CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

          The facing sheet.

          The prospectuses consisting of 53 pages.

          The undertaking to file reports.

          Representation of reasonableness of fees.

          The Rule 484 undertaking.

          The signatures.

          Written consents of the following persons:

               Roy P. Creedon, Esq. (Exhibit 2)
               Georges C. Rouhart, FSA, MAAA (Exhibit 6)

          The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits to Form N-8B-2:

     (1)(a) Resolutions of the Board of Directors of Sun Life Assurance Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of one or more separate accounts

     (1)(b) Record of Action, dated December 1, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I

     (2)  Not applicable

     (3)(a)    Principal Underwriting Agreement*

     (3)(b)    Form of Selling Agreements*

     (3)(c)    Schedule of Sales Commissions*

     (4)       Not Applicable

     (5)(a) Form of Flexible Premium Combination Fixed and Variable Life Insurance Policy*

     (5)(b)    Form of Accelerated Death Benefit Rider*

     (5)(c)    Form of Accidental Death Benefit Rider*

     (5)(d)    Form of Waiver of Stipulated Premium Rider*

     (5)(e)    Form of Waiver of Cost of Insurance Rider*

     (6)(a)    Certificate of Incorporation of Sun Life of Canada (U.S.)**

     (6)(b)    Bylaws of Sun Life of Canada (U.S.)**

     (7)       Not Applicable.

     (8)(a)    Form of Participation Agreements*

     (9)       Not Applicable.

     (10) Form of Application for Flexible Premium Combination Fixed and Variable Life Insurance Policy*

     (11) Memorandum describing Sun Life of Canada (U.S.)'s Issuance, Transfer and Redemption Procedures*

2. Opinion and Consent of Counsel as to the Legality of the Securities Being Registered*

3. No financial statement will be omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I

4.   Not applicable

5.   Not applicable

6.   Opinion and Consent of Georges C. Rouhart, FSA, MAAA*

7.   Consent of Deloitte & Touche LLP, Independent Public Accountants*

8.   Powers of Attorney

__________

*    To be filed by amendment.

** Incorporated by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the city of Wellesley Hills, and the Commonwealth of Massachusetts, on the 9th day of December, 1998.

                                   SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I
                                   (Registrant)

                                   By:  SUN LIFE ASSURANCE COMPANY OF
                                        CANADA (U.S.)
                                        (Depositor)

                                   By:      C. James Prieur*
                                        ---------------------------
                                        C. James Prieur, President

Attest:   /s/ Ellen B. King
          -------------------------
          Ellen B. King, Secretary

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

 C. James Prieur*            President and Director
 -----------------------     (Principal Executive Officer)
 C. James Prieur

 Robert P. Vrolyk*           Vice President and Actuary
 -----------------------     (Principal Financial &
 Robert P. Vrolyk            Accounting Officer)


 Donald A. Stewart*          Chairman and Director
 -----------------------
 Donald A. Stewart

 John D. McNeil*             Director
 -----------------------
 John D. McNeil

 M. Colyer Crum*             Director
 -----------------------
 M. Colyer Crum

 Richard B. Bailey*          Director
 -----------------------
 Richard B. Bailey

                             Director                        December __, 1998
 -----------------------
 David D. Horn

 John S. Lane*               Director
 -----------------------
 John S. Lane

 Angus A. MacNaughton*       Director
 -----------------------
 Angus A. MacNaughton

 S. Caesar Raboy*            Senior Vice President and
 -----------------------     Deputy General Manager and
 S. Caesar Raboy             Director



By:  /s/ Ellen B. King                                         December 9, 1998
   ------------------------------
   Ellen B. King, Attorney-In-Fact

* By Ellen B. King pursuant to Powers of Attorney filed with this registration statement.

                                 EXHIBIT INDEX


1.A(1)(a) Resolutions of Board of Directors of Sun Life Assurance Company of
          Canada (U.S.), dated October 29, 1998, authorizing the establishment of one or more separate accounts

1.A(1)(b) Record of Action, dated December 1, 1998, authorizing the establishment of Sun Life of Canada Variable Account I

8.        Powers of Attorney